UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Aura Health Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 18, 2015

Physical Address of Issuer:

1 Ferry Building, Suite 201, San Francisco, CA 94111, United States

Website of Issuer:

https://www.aurahealth.io

Is there a Co-Issuer? _X_ ***Yes*** ___ ***No***

Name of Co-Issuer:

Aura Health CF Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 23, 2023

Physical Address of Co-Issuer:

1 Ferry Building, Suite 201, San Francisco, CA 94111, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $10,250 advance setup fee and $7,000 monthly fee for the use of the platform, and marketing fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Non-Voting Preferred Stock Series A-5

Target Number of Securities to be Offered:

8,402

Price (or Method for Determining Price):

$1.15

Target Offering Amount:

$10,000.48

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,250,000.00

Deadline to reach the Target Offering Amount:

July 13, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)*
Total Assets	$2,526,231	$1,515,257
Cash & Cash Equivalents	$1,767,118	$744,071
Accounts Receivable	$314,971	$154,302
Current Liabilities	$3,833,577	$4,660,336
Long-Term Liabilities	$6,468	$6,468
Revenues/Sales	$6,804,659	$6,925,838
Cost of Goods Sold**	$2,248,086	$2,352,887
Taxes Paid	$39,058	$0
Net Income/(Net Loss)	$(2,734,083)	$(1,588,827)

*Reflects the financial results for the Crowdfunding Issuer, Aura Health, Inc., for the periods noted. Exhibit I, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on January 23, 2023.

**Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Amended and Restated Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Amended and Restated Voting Agreement
Exhibit G: Amended and Restated Investor Rights Agreement
Exhibit H: Amended and Restated Right of First Refusal and Co-Sale Agreement
Exhibit I: Financial Statements
Exhibit J: Video Transcripts

Offering Statement (Exhibit A)
June 4, 2024

Aura Health Inc.



SPV Interests Representing
Up to $1,250,000.00 of Non-Voting Preferred Stock Series A-5

Aura Health Inc. ("**Aura Health**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.48 (the "**Target Offering Amount**") and up to a maximum amount of $1,250,000.00 (the "**Maximum Offering Amount**") of Non-Voting Preferred Stock Series A-5 (the "**Securities**") "), at a purchase price of $1.15 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The Maximum Offering Amount includes the investor processing fee total for all investments. The investment will be made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by July 13, 2024 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.50	$85.04	$915.46
Investor Processing Fee (4)	$35.02	--	$35
Target Offering Amount	$10,000.48	$850.04	$9.150.44
Maximum Offering Amount	$1,250,000.00	$106,250.00	$1,143,750

    (1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $10,250 payment and a $7,000 monthly maintenance and marketing fee.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is in addition to the $1,000.50 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.aurahealth.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is June 4, 2024

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Aura Health Inc. is an all-in-one app for mental wellness content and services. Aura Health Inc. was originally incorporated on December 18, 2015, in Delaware under the name Wayfarer Mobile Technologies Inc. The Company subsequently changed its name on January 25, 2017 to Aura Health Inc.

The Company is located at 1 Ferry Building, Suite 201, San Francisco, CA 94111, United States.

The Company's website is https://www.aurahealth.io.

The Company is qualified to conduct business in California and Delaware and sells its services through the internet throughout the United States and internationally.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.aurahealth.io (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.48
Name of Securities	Non-Voting Preferred Stock Series A-5
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,737,891
Maximum Offering Amount	$1,250,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,779,851
Price Per Security	$1.15*
Minimum Individual Purchase Amount	$1,035.52 [+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	July 13, 2024
Use of Proceeds	See the section entitled "Use of Proceeds" on page 24 hereof.
Voting Rights	None. See the description of the voting and control rights on page 37.

*Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $1,250,000.00 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Seki Steve Lee	Chief Executive Officer, Co-Founder and Director	CEO and Founder of Aura Health Inc., 2015 – Present Responsible for sales, operations, and general CEO responsibilities	University of California, Berkeley & University of California, San Francisco, MTM, Master of Translational Medicine, 2015; University of California, Berkeley, B.A., Integrative Biology, 2014
Jungki Daniel Lee	Chief Product Officer, Co-Founder, Director	CPO of Aura Health Inc., 2015 – Present Responsible for leading product, design and brand and is responsible for the entire platform and larger product vision.	University of California, Santa Barbara (currently on leave)
Brian Richmond	Chief Data Officer	CDO at Aura Health Inc., 2018 – Present Responsible for personalization algorithm development, product intelligence, and user research.	Stony Brook University, Ph.D., Anthropological Sciences, 1998; Stony Brook University, Master's Degree, Anthropological Sciences, 1995; Rice University, Bachelor's Degree, Biology and History, 1990
Jerome Curlier	Chief Technology Officer	CTO of Aura Health Inc., 2019 -Present Responsible for designing backend microservices and ML infrastructure.	University of Washington, Master's Degree, Aeronautics & Astronautics, 1996; Florida Institute of Technology, Bachelor's Degree, Aerospace Engineering, 1994

Biographical Information

<u>Seki Steve Lee</u>: Steve is the CEO and Co-Founder of the Company. Prior to Co-Founding the Company, Steve co-founded and led full-stack engineering alone at Wayfarer (his first startup). Before becoming an entrepreneur, Steve helped lead product at Series A start-ups such as Gauss Surgical (computer vision in operating rooms, Stanford StartX startup) and LaunchPad Central (Steve Blank's Lean Startup software for enterprises). Steve has built three healthcare non-profit organizations, both locally and globally, starting at age 19. He is a Master of Translational Medicine graduate from UCSF and UC Berkeley, the most well-known bioengineering & healthcare entrepreneurship program in the country. At UC Berkeley, received Highest Honors and the Marian Diamond Award, only awarded to two graduating undergraduate scientists. Steve is a winner of the Forbes 30 under 30 - Social Impact.

<u>Jungki Daniel Lee</u>: Daniel is the Chief Product Officer and Co-Founder of the Company. He leads product, design, and brand at the Company as the product executive responsible for the entire platform and the larger product vision. Prior to Co-Founding the Company, Daniel co-founded and designed Wayfarer with his brother, Steve. Daniel is on leave from UC Santa Barbara, and is a winner of the Forbes 30 under 30 - Social Impact.

<u>Brian Richmond</u>: Brian is the Chief Data Officer of the Company. He is a data scientist who leads the Company's personalization algorithm development, product intelligence, and user research. Previously, Brian was at WeWork where he founded the People Analytics team to leverage data science for People-related decisions. Brian is a former Assistant Professor of Anthropology and Chairman teaching research, data science, and analytics at George Washington University.

<u>Jerome Curlier</u>: Jerome is the Chief Technology Officer of the Company. He is a distributed systems engineer who architects the Company's backend microservices and ML infrastructure. Previously, Jerome was at Gigster leading engineering along with CTO, and at Microsoft where he led the development of Visual Studio. Jerome is a former founder & CTO and has led startups from early stages to growth.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Aura Health CF Investors SPV, LLC (the "**Co-Issuer**"), located at 1 Ferry Building, Suite 201, San Francisco, CA 94111, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2023. There is no website for the Co-Issuer.

The Company has formed the 100% owned Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.aurahealth.io. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Aura Health Inc. is an all-in-one app for mental wellness content and services. Aura Health Inc. was originally incorporated on December 18, 2015, in Delaware under the name Wayfarer Mobile Technologies Inc. The Company subsequently changed its name on January 25, 2017 to Aura Health Inc.

Business Plan

Aura Health Inc. is the world's leading all-in-one app for mental wellness content and services.

The Industry Problem

Today's solutions for mental wellbeing are not enough. Mental wellbeing is one of our most foundational needs, yet 1 in 5 US adults experience mental illness each year, and 800M+ people suffer worldwide each year (*World Health Organization*).

The mental healthcare system provides critical support, but its 1-1 based care presents significant barriers to people such as cost, stigma, accessibility, and match quality. In response self-care apps have dramatically reduced barriers and proliferated to 100M+ downloads, but they provide one-size-fits-all content libraries.

The Company's Solution

A new marketplace democratizing access to mental wellness content and services. The Company has enabled coaches and therapists worldwide to shift digital and has created an all-in-one marketplace app that democratizes access to expert-created, personalized mental wellness content, community and coaching services. The Company allows vetted coaches and therapists to produce content, build communities and provide coaching easily and they can earn recurring income for content listened to by the Company's users and for their coaching clients. In turn, anyone can access the an extensive library of guided audio content as well as digital coaching services provided by coaches and therapists worldwide, intelligently personalized to each person.

By enabling coaches and therapists to create audio content at scale and shift digital, Aura provides one of the world's largest mental wellness content library and coaching marketplace in one simple app.

The Company plans to significantly expand its business by increasing sales and marketing, and investing in technology and product development. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Aura	All-in-one mental wellness app	Direct-to-Consumer (mental wellness and mindfulness), B2B

Competition

The markets in which our services are sold are highly competitive.

There are several key competitors in the direct-to-consumer mental wellness and content market. The most notable competitors are the meditation apps Headspace and Calm.

Customer Base

Our customer base is focused on the direct-to-consumer market, serving primarily adults.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 6 full-time employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors (which can be stacked together):

Loyalty-Based Bonus Shares:

	Bonus shares
Previous investors in the Company	5%

Large Investor Bonus Shares:

Amount Invested	*Bonus shares*	*Additional Perks*
$2,500.00 to $4,999.99	1.00%	
$5,000.00 to $9,999.99	2.50%	
$10,000.00 to $24,999.99	3.50%	4 Lifetime Subscriptions
$25,000 and above	5.00%	6 Lifetime Subscriptions plus 1:1 Meeting with the Founders

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our app, or if our app clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We sell a mental wellness and content app. The amount of users of our app and our client's level of engagement is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active users of our app and the services offered. If clients do not perceive our app or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Aura Health CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Non-Voting Preferred Stock Series A-5. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Non-Voting Preferred Stock Series A-5. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by the Co-Founders and they will exercise voting control.

Prior to the Offering, the Company's Co-Founders beneficially own a majority of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, the Co-Founders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities in this Offering are subject to Drag Along Rights.

The Securities in this Offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your Securities. For full details on the drag along rights, see the Company's Amended and Restated Voting Rights Agreement.

The Securities in this Offering are subject to a Right of First Refusal and Right of Co-Sale.

The Securities are presently subject to a right of first refusal and a right of co-sale. You are not allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do so, the Securities would be subjected to a Right of First Refusal in favor of the Company and certain other shareholders pursuant to an Amended and Restated Right of First Refusal and Co-Sale Agreement. Moreover, in the event the Right of First Refusal is not exercised, the Securities would be to subject to a Right of Co-Sale in favor of certain investors pursuant to the Amended and Restated Right of First Refusal and Co-Sale Agreement.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Under the terms of the Securities, Aura Health Inc. will exercise voting control over the Securities and the Company will be subject to the provisions of the Amended and Restated Voting Agreement. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Non-Voting Preferred Stock Series A-5 at $1.15 per share, plus a 3.5% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.48
Name of Securities	Non-Voting Preferred Stock Series A-5
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,737,891
Maximum Offering Amount	$1,250,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,779,851
Price Per Security	$1.15*
Minimum Individual Purchase Amount	$1,035.52 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	July 13, 2024
Use of Proceeds	See the section entitled "Use of Proceeds" on page 24 hereof.
Voting Rights	None. See the description of the voting and control rights on page 37.

*Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $1,250,000.00 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Aura Health CF Investors SPV, LLC (the "Co-Issuer"), located at 1 Ferry Building, Suite 201, San Francisco, CA 94111, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2023. There is no website for the Co-Issuer, but information with respect to this Offering shall be hosted on the website of the Company at https://aurahealth.io/. The Company has formed the 100% owned Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Preferred Stock Series A-5.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.48, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,250,000.00 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.aurahealth.io/.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $10,250 advance setup fee and $7,000 monthly fee for the use of the platform, and a marketing fee. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$106,250
Marketing (1)	56.5%	$5,650	56.5%	$706,250
Product Development (2)	35%	$3,500	35%	$437,500
Total	**100%**	**$10,000+**	**100%**	**$1,250,000**

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $10,250 payment and a $7,000 monthly maintenance and marketing fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) The proceeds will be used to scale our existing channels, and continue to expand to new channels across paid, organic, and owned channels. Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional marketers for focused, targeted marketing efforts.

(2) We will continue to invest heavily in technology and product development by improving the UX, content, and personalization of our main product. These proceeds will be used to invest in new products and features and continue improving the coach and creator-facing application. We currently have a small engineering team that these funds will be used to hire additional PM's, engineers, designers and data scientists.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Non-Voting Preferred Stock Series A-5 in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by July 13, 2024 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Non-Voting Preferred Stock Series A-5**
> **Offering Minimum: $10,000.48**
> **Offering Maximum: $1,250,000.00**
> **Purchase Price Per Share of Security Offered: $1.15 (does not include a 3.5% Investor Processing Fee)**
> **Offering Deadline: July 13, 2024**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Non-Voting Preferred Stock Series A-5 being held by the Co-Issuer). The rights of the Non-Voting Preferred Stock Series A-5 may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, the Amended and Restated Voting Agreement (the "**Voting Agreement**") attached as Exhibit F, the Amended and Restated Investor Rights Agreement (the "**Investor Rights Agreement**") attached as Exhibit G and the Amended and Restated Right of First Refusal and Co-Sale Agreement (the "**ROFR Co-Sale Agreement**", together with the COI, Bylaws, Voting Agreement and Investor Rights Agreement, the "**Governing Documents**") attached as Exhibit H. All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

Existing shares of Common Stock and Series Seed Preferred Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Furthermore, in addition to the restrictions on transfer under law, the ROFR and Co-Sale Agreement contains restrictions on transfer that will require the Investor to offer the Securities first to the Company and then to certain holders of capital stock prior to any transfer that may otherwise be permitted.

Description of Issuer's Securities

General

The Company is offering up to $1,250,000 and a minimum of $10,000.48 worth of its Non-Voting Preferred Stock Series A-5. The investment will be made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.48 by July 13, 2024. Unless the Company raises at least the Target Offering Amount of $10,000.48 under the Regulation CF offering by July 13, 2024, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to July 13, 2024, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,250,000.00 maximum raise.

The minimum investment per investor is $1,035.52, which includes a $35.02 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Preferred Stock Series A-5. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Non-Voting Preferred Stock Series A-5 as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On January 31, 2023, the Company's board of directors and shareholders effected a 1 for 4.01977461 forward stock split and the Company filed an Amended and Restated Certificate of Incorporation to increase it authorized capital stock and to create a new class of securities, entitled Non-Voting Preferred Stock. On December 4, 2024, the Company filed an Amended and Restated Certificate of Incorporation to increase its authorized Preferred Stock and to designate four additional series of Non-Voting Preferred Stock. Further, on March 8, 2024, the Company filed another Amended and Restated Certificate of Incorporation to further increase its authorized Preferred Stock and to add an additional series of Non-Voting Preferred Stock. Finally, on or around June 4, 2024, the Company intends to file another Amended and Restated Certificate of Incorporation to further increase its authorized Preferred Stock, along with its Non-Voting Preferred Stock Series A-5. As a result, the Company's authorized capital stock will consist of (i) 86,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), and (ii) 30,992,216 shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**"). The first series of Preferred Stock shall consist of 16,597,927 shares of Preferred Stock, and be designated Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"). The second series of Preferred Stock shall consist of 4,400,000 shares of Preferred Stock, and be designated Non-Voting Preferred Stock (the "**Non-Voting Preferred Stock**"). The third series of Preferred Stock shall consist of 3,739,156 shares of Preferred Stock, and be designated Non-Voting Preferred Stock Series A-1 (the "**Non-Voting Preferred Stock Series A-1**"). The fourth series of Preferred Stock shall consist of 1,365,316 shares of Preferred Stock, and be designated Non-Voting Preferred Stock Series A-2 (the "**Non-Voting Preferred Stock Series A-2**"). The fifth series of Preferred Stock shall consist of 1,556,235 shares of Preferred Stock, and be designated Non-Voting Preferred Stock Series A-3 (the "**Non-Voting Preferred Stock Series A-3**"). The sixth series of Preferred Stock shall consist of 133,582 shares of Preferred Stock, and be designated Non-Voting Preferred Stock Series A-4 (the "**Non-Voting Preferred Stock Series A-4**"). The seventh series of Preferred Stock shall consist of 3,200,000 shares of Preferred Stock, and be designated Non-Voting Preferred Stock Series A-5 (the "**Non-Voting Preferred Stock Series A-5**").

Additionally, the Company has established the 2017 Equity Incentive Plan for which 6,783,120 shares are authorized for issuance thereunder.

As of the date of this Form C, (i) 36,177,954 shares of Common Stock; (ii) 16,597,927 shares of Series Seed Preferred Stock; (iii) 3,056,091 shares of Non-Voting Preferred Stock; (iv) 3,739,156 shares of Non-Voting Preferred Stock Series A-1; (v) 1,323,573 shares of Non-Voting Preferred Stock Series A-2; (vi) 1,556,235 shares of Non-Voting Preferred Stock Series A-3; (vii) 111,321 shares of Non-Voting Preferred Stock Series A-4; and (viii) 1,729,651 shares of Non-Voting Preferred Stock Series A-5 are issued and outstanding. Additionally, the Company has 3,280,212 options to purchase Common Stock issued and outstanding, certain of which are subject to vesting requirements, and an additional 3,502,909 options available for issuance, under the 2017 Equity Incentive Plan. Additionally, 140,998 options to purchase Common Stock have been issued outside of the 2017 Equity Incentive Plan and 300,000 warrants to purchase Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	36,177,954
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to two (2) seats on the Board of Directors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	51.75%

Type	Series Seed Preferred Stock
Amount Outstanding	16,597,927
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.1744 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering; (f) Protective provisions so long as shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	23.74%

Type	Non-Voting Preferred Stock*
Amount Outstanding	3,056,091
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $1.00 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock which may dilute the Security.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock at a later date. The issuance of such additional shares of Non-Voting Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.37%

*Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933.

Type	Non-Voting Preferred Stock Series A-1
Amount Outstanding	3,739,156
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.2833 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-1 at a later date. The issuance of such additional shares of Non-Voting Preferred Stock Series A-1 would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.35%

Type	Non-Voting Preferred Stock Series A-2
Amount Outstanding	1,323,573
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.5989 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-2 at a later date. The issuance of such additional shares of Non-Voting Preferred Stock Series A-2 would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.89%

Type	Non-Voting Preferred Stock Series A-3
Amount Outstanding	1,556,235
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(f) Original Issue Price of $0.7486 per share; (g) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (h) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (i) Right to convert into Common Stock at any time at the Original Issue Price; (j) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-3 at a later date. The issuance of such additional shares of Non-Voting Preferred Stock Series A-3 would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.23%

Type	Non-Voting Preferred Stock Series A-4
Amount Outstanding	111,321
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.8983 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-4 at a later date. The issuance of such additional shares of Non-Voting Preferred Stock Series A-4 would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.16%

Type	Non-Voting Preferred Stock Series A-5*
Amount Outstanding	1,729,651**
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $1.15 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-5 which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.47%

*Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933.

**Includes 55,628 bonus shares issued in the Offering.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock Issued Under the 2017 Equity Incentive Plan
Shares Issuable Upon Exercise	3,280,212*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options under the 2017 Equity Incentive Plan at a later date. The issuance of such additional Options would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.69%

*Certain options are subject to vesting requirements.

Type	Option to Purchase Common Stock Issued Outside of the 2017 Equity Incentive Plan
Shares Issuable Upon Exercise	140,998*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options outside of the 2017 Equity Incentive Plan at a later date. The issuance of such additional Options would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.20%

*Certain options are subject to vesting requirements.

Type	KISS Notes
Face Value	$100,000
Voting Rights	The holders of KISS Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of 17,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional KISS Notes at a later date. The issuance of such additional KISS Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.57%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $40,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.06%

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$490,906
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $55,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.87%

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	300,000
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants at a later date. The issuance of such additional Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.43%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$200,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000; Discount of 5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.39%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$360,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $60,000,000; Discount of 5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.58%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,465
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.24%

Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Amended and Restated Voting Rights Agreement, Amended and Restated Investor Rights Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement as entered into by and among the Company and the Company's stockholders. The material terms of these agreements are summarized below. See Exhibits F, G and H which show the full terms of these Agreements.

The Company is a party to a certain Amended and Restated Voting Agreement under which the Company, preferred stockholders and certain other key stockholders have agreed to, among other things (i) voting provisions to increase the authorized Common Stock of the Company and (ii) a drag-along right.

The Company also is a party to a certain Amended and Restated Investors' Rights Agreement under which the Company and certain investors agreed to provide (i) registration rights, (ii) restrictions on transfer; (iii) certain information and observer rights, and (iv) right of first offer.

The Company also is a party to a certain Amended and Restated Right of First Refusal and Co-Sale Agreement under which the Company and certain investors agreed to, among other things (i) a right of first refusal, (ii) a right of co-sale, (iii) prohibited and exempt transfers, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

The Company has also entered into Management Rights letters with certain key investors in which the Company has agreed to provide such key investors certain contractual management rights.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only Non-Voting Preferred Stock Series A-5 and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Each Investor agrees to vote or cause to be voted all Securities owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock or Preferred Stock, or a series thereof, as applicable, from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the series of Preferred Stock outstanding at any given time, or for conversion of outstanding convertible securities.

In the event that the Delaware General Corporation Law or other applicable law requires the holders of Non-Voting Preferred Stock Series A-5 to vote on any particular matter (including composition of the Board or a Sale of the Company), all Investors holding Non-Voting Preferred Stock Series A-5 agree to vote, or cause to be voted, all such shares of Non-Voting Preferred Stock Series A-5 owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to accomplish the purpose of the Voting Agreement.

Drag-Along Right

In the event that (i) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock (the "**Selling Investors**"); (ii) the Board of Directors; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), voting as a separate class, approve a Sale (as that term is defined in the Governing Agreements) of the Company then, in addition to any other vote or consent required by law or the Company's COI or Bylaws, each Stockholder hereby agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to in favor of, and adopt, such Sale and to execute and deliver all related documentation and take such other action in support of the Sale as shall reasonably be requested by the Company in order to carry out the terms and provisions of the Voting Agreement, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents.

Right of First Refusal and Right of Co-Sale

Stockholders grant to the Company a Right of First Refusal to purchase all or any portion of Shares that such Stockholder may propose to a transferee, at the same price and on the same terms and conditions as those offered to the transferee. If the Company does not exercise its right as to all offered Shares, then specified Investors shall have a right of refusal to purchase all or a portion of their pro rata Portion of the offered Shares, at the same price and on the same terms and conditions as those offered to the transferee.

Additionally, if all or any portion of the Shares are not purchased pursuant to the Right of First Refusal and such Shares are to be sold to a proposed transferee, each Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the sale to a proposed transferee, at the same price and on the same terms and conditions as those offered to the transferee.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Seki Steve Lee	21,981,542 shares of Common Stock	35.14%
Jungki Daniel Lee	14,196,413 shares of Common Stock	22.69%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE (Simple Agreement for Future Equity)	$490,906	958	Product Development and General Working Capital	December 8, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	$836,556*	15	Product Development and General Working Capital	From August 10, 2021 through September 13, 2022	Section 4(a)(2)
KISS Notes	$1,215,904**	12	Product Development and General Working Capital	From December 4, 2019 through August 13, 2020	Section 4(a)(2)
Option to Purchase Common Stock	N/A	3,280,212	N/A	From March 22, 2018 through January 31, 2024	Rule 701
SAFE (Simple Agreement for Future Equity)	$1,465,000***	10	Product Development and General Working Capital	From March 16, 2023 through April 20, 2023	Section 4(a)(2)
Non-Voting Preferred Stock****	$2,998,536	3,056,091	Product Development and General Working Capital	April 30, 2023	Reg. CF
SAFE (Simple Agreement for Future Equity)	$360,000	3	Product Development and General Working Capital	From June 16, 2023 through August 1, 2023	Section 4(a)(2)
Non-Voting Preferred Stock Series A-5*****	$1,925,127	1,729,651	Product Development and General Working Capital	April 29, 2024	Reg. CF

* All SAFE Notes, except for $150,465 of such notes, were converted into Non-Voting Preferred Stock Series A-2 on December 6, 2023.

**All KISS Notes, except for $100,000 of such notes, were converted into Non-Voting Preferred Stock Series A-2 on December 6, 2023.

***All SAFE Notes, except for $100,000 of such notes, were converted into Non-Voting Preferred Stock Series A-3 and Non-Voting Preferred Stock Series A-4 ($100,000) on December 6, 2023.

**** Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933. Includes 57,570 bonus shares of Non-Voting Preferred Stock issued as Perks.

*****Includes 55,628 bonus shares issued to investors. Does not include investor processing fees paid by the investors. Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following material debt outstanding:

Type	Unsecured Loan Advances from Company CEO
Amount Outstanding	$6,468
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(i) From October 2016 to March 2017, Steve Lee, the Company's Chief Executive Officer, provided three (3) loan advances to the Company in the aggregate amount of $6,468. The balance as of April 30, 2024 was $6,468. These loan advances do not carry an interest rate and do not have a maturity date.

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit I.

Cash and Cash Equivalents

As of April 30, 2024, the Company had an aggregate of approximately $1,067,000 in cash and cash equivalents (including accounts receivable), and when combined with approximately $1,500,000 in proceeds to be released to the Company in the next month from the Company's prior Regulation CF offering, will leave the Company with approximately 24 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit I for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.aurahealth.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Aura Health Inc.
(Issuer)

By:/s/Seki Steve Lee
(Signature)

Seki Steve Lee
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Seki Steve Lee
(Signature)

Seki Steve Lee
(Name)

Director
(Title)

June 4, 2024
(Date)

/s/Jungki Daniel Lee
(Signature)

Jungki Daniel Lee
(Name)

Director
(Title)

June 4, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

Restore the World's Mental Wellness: Aura Investment Round

Mental wellness is one of the most fundamental, unmet human needs today.

Aura is the world's leading marketplace for mental wellness transforming the **$5.6T** industry, already with 8M+ users and set for **international expansion.**

- **3000+ investors already invested**



Play video

Invest Now   Get the Pitch Deck

Price Per Share   Closing:
$1.15   **< 27 days**

Offering Circular   Form C   Investor Deck   Perks   Education

Top Reasons to Invest in Aura

Rapid Growth & Proven Traction

Aura has quickly become a leader in the mental wellness space, and this is just the beginning.

Aura users   Revenue (lifetime)   Minutes listened / year

Set for international expansion

Aura is launching in **6 different languages** to reach most of the world's population and accelerate as a global leader.



Join Silicon Valley's Top Investors

Aura has raised $10M+ and is backed by Silicon Valley's leading VCs behind today's most influential companies.



Investors include founders/executives of:

Problem

The world is in a global mental health crisis, and today's solutions are not enough.

1 in 4 adults suffer from a mental disorder today, and depression is now the #1 cause of disability worldwide (WHO).

Aura's founders experienced the deep pain as their mother struggled with her mental health without trustworthy resources and realized that mental wellbeing is the most important unmet human need.



Therapy provides critical support, but its 1-1 based care is expensive & hard to access for most people. Self-care apps attempt to address this problem, but they provide one-size-fits-all content libraries.

Solution

Aura brings the world's best content & services provided by coaches worldwide to anyone

Aura lets coaches and therapists worldwide shift online, produce content, and provide digital coaching effortlessly.

In turn, Aura provides anyone with the world's most extensive library of mental wellness resources & services, personalized to their needs by our AI.



Aura is building the world's ecosystem for mental wellness.

Invest in the future of wellness

Transforming the mental wellness industry through the power of the marketplace

History shows that marketplaces that aggregate new supply to provide superior services have become some of the world's largest companies of today.


Spotify
Uber
airbnb
DOORDASH
AURA
CD's
Taxis
Hotels
Delivery Services
Mental Wellness Resources

The first-generation wellness apps proliferated to 100M's of downloads, yet only offer content libraries created by just 1-2 coaches (and a few celebrity guests). These apps are one-size-fits-all solutions and have poor retention.

Aura is leveraging the power of the marketplace to enable a worldwide community of coaches & therapists to create content & offer services online, making them accessible to anyone in one place.

Aura is leading the marketplace transformation in one of today's most important industries.

Invest in the future of wellness

Product

Meet the next-generation Aura 3.0

As "Spotify" of mental wellness, Aura is the all-in-one app for mental wellness providing the world's most extensive wellness content library.

We're taking Aura to the next level with the upcoming Aura 3.0, combining the wealth of content with the power of **community & AI.**


AURA 3.0
Apple
BEST OF APPS
WINNER
verywellmind
ONLINE THERAPY
+ WELLNESS
AWARDS
2023
WINNER
Hey Aura
Today
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Good Morning, Daniel
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Meditation
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Lauren Ziegler
Eduard Penkov
Same here! Thank you everyone for your support, I've been struggling to make meditation a habit but this challenge has been helping me.
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World's most extensive wellness library, personalized via deep learning

Next-generation community & social experiences

Aura AI (coming soon)

Supply-side product

For coaches: their new digital identity

Like Spotify's impact, Aura enables coaches & therapists to become creators and helps them share their content, build communities, and offer services - build an entire online business on Aura. Coaches no longer have to find clients individually - they can now create studio-quality content from their phones, reach a global audience, generate additional recurring income, and find coaching clients effortlessly.

Aura has become the digital identity of coaches, and we have a massive waitlist of coaches.


Dorothy Ratusny
Sleep Expert & Psychologist
Book 1-on-1 coaching
Followers 8.99k
Plays 131M
Country United Kingdom
A Registered Psychotherapist specialized in blending the practical successes of Cognitive Therapy with the enlightened principles of conscious spirituality. My primary goal is to help remove the barriers that have kept you from thriving and to show you how you may live infinitely expansive.
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Receive personalized coaching, gain new perspectives, and reach your wellness goals with daily text, audio, or video messages
Lauren Ziegler
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Invest in the future of wellness

Traction

Rapidly expanding as the leading mental wellness marketplace

Every year, a quarter billion minutes are spent in meditation & self-care on Aura. Aura has already generated **$25M in revenue**, but this is just the beginning. We see the potential to get to Spotify/Netflix's scale - and become a $1B/year company.



Within just a few years, Aura has grown rapidly to:

| Aura users | Revenue (lifetime) | Minutes listened / year |

Every year, Aura members spend 100M's of minutes in meditation & listening to content on Aura

Quarterly Revenues

Q4 2022   Q1 2023   Q2 2023   Q3 2023   Q4 2023

Unparalleled engagement & retention vs competitors

Retention & engagement are the most critical foundations for consumer platforms. Aura's is already far superior to competitors', valued in billions, and we're just getting started.



D30 retention

Aura
Calm
Headspace

0%   5%   10%   15%   20%



DAU/MAU (engagement)

Aura
Calm
Headspace

0%   10%   20%   30%   40%

*Source: Data.ai, Q3 2023

Set for international expansion

Aura's marketplace advantage strengthens even further as a global platform. Aura is launching in 6 different languages, working with local coaches & creators to reach the majority of the world's population in native languages, and building global network effects.



Life-changing testimonials

With over 45,000 5-star reviews, Aura is truly transforming people's lives. Hear from our users:

"I am **finally building a life worth living**. It is the **only app** I've found that explains **CBT**, thinking patterns, and the root of behaviors. I find the **hypnosis** section extremely helpful too; it always helps me fall asleep, and I have insomnia. It is advancing my therapy goals exponentially."

★ ★ ★ ★ ★ Marie

I use Aura up to **several times daily**. I love the fact that I can choose among **meditation, life coaching, CBT, stories, music, hypnosis, etc**. I am able to make my own playlists, favorite and follow **the variety of coaches I love. My words don't even go into the extent of how this app has helped me**; it's been the **impetus for me to get up out of bed**.

★ ★ ★ ★ ★ Monique

 Best of Apple

Recognized in thousands of top publications

   

& Partnered with world-class organizations

 

Business Model

The secret compounding flywheel behind Aura's growth

[Last chance] Extension round opened; limited allocation left

investors@aurahealth.io

AURA

Invest Now



Better
peronalization
More
data
More variety, unique
content
More
coaches
More
users
AURA
Growth
Better creator
monetization

Aura's compounding flywheel

Highlights
Problem
Solution
Product
Traction
Business Model
Market Size
Team & Investors

The more we grow, the more coaches & therapists we attract to the platform. The more coaches provide content & services, and better Aura gets for our users. In addition, the compounding data continuously improves Aura's intelligence.

This is the same flywheel that has grown some of the largest companies of the past decade, such as Airbnb and Uber.

Market opportunity

The Transformation of $5.6T Wellness Market

Global wellness market is a $5.6T market, projected to grow to $8.5 trillion by 2027 (Source: Global Wellness Institute)



The Transformation of Wellness Market, 2024-2027
$9.0 T
$5.6 T
$0 T
2024
2025
2026
2027

Given a conservative TAM of 300M people using Aura ($70/year), our content business alone can generate $20B+ in revenue, not to mention our coaching marketplace revenue.

Remaining allocation < $1.25M

Invest Now





2000+ investors already invested

Team & Investors

Leadership at Aura:



Steve Lee
Co-founder & CEO



Daniel Lee
Co-founder & CPO



Jerome Curlier
CTO



Brian Richmond
Chief Data Officer









Steve and Daniel, two brothers & co-founders, are mission-driven founders, Forbes 30 Under 30 winners, and repeat entrepreneurs whose expertise spans consumer product, design, engineering, and marketing.

Jerome is an experienced CTO formerly at Microsoft, IBM, and Gigster. Brian is a Ph.D. & data science leader formerly at WeWork and George Washington University (as the Chairman of the Department).

Our advisors come from companies such as Uber, Eventbrite, Slack, Masterclass, Credit Karma, and Hubspot.

Join Silicon Valley's top investors







Cowboy Ventures is one of the most well-known early-stage VCs in Silicon Valley who coined the term “unicorn”. Reach Capital is the world’s leading fund for education & work, and SkyDeck is the global accelerator created by UC Berkeley.

Our investors include founders/executives of Spotify, Apple, Facebook, Dropbox, Life360, SurveyMonkey, McKinsey, Accenture, Strava, Twitter, and much more.



Bonus Shares

+ 1:1 meeting with the Founders

5%	3.5%	2.5%	1%
In bonus shares	In bonus shares	In bonus shares	In bonus shares
When you invest	When you invest	When you invest	When you invest
$25,000	**$10,000**	**$5,000**	**$2500**

+

Existing Investor Loyalty Bonus Shares

5%

In bonus shares

If you are an existing investor

(Stacked with above)



Invest in the future of mental wellness.

Limited allocation available. Invest now.

Invest Now

Reply



Aura Mod   → Jose   — ⚑

a year ago

Hi Jose,
1. We are currently raising privately from VC's as well. Many VC's, however, paused investing due to the public market conditions, and we did not want to rely solely on VC's but rather generate returns for our own community



AURA

© 2024 Aura Health

Company

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FAQ

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Legal Disclaimer

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. THE SEC HAS QUALIFIED THAT OFFERING STATEMENT, WHICH ONLY MEANS THAT THE COMPANY MAY MAKE SALES OF THE SECURITIES DESCRIBED BY THE OFFERING STATEMENT. IT DOES NOT MEAN THAT THE SEC HAS APPROVED, PASSED UPON THE MERITS OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THE INFORMATION IN THE OFFERING STATEMENT. YOU MAY OBTAIN A COPY OF THE OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT FROM HERE.

Forward-Looking Statements

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

EQUITY CROWDFUNDING INVESTMENTS IN PRIVATE PLACEMENTS, AND START-UP INVESTMENTS IN PARTICULAR, ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND THOSE INVESTORS WHO CANNOT AFFORD TO LOSE THEIR ENTIRE INVESTMENT SHOULD NOT INVEST IN START-UPS. COMPANIES SEEKING STARTUP INVESTMENT THROUGH EQUITY CROWDFUNDING TEND TO BE IN EARLIER STAGES OF DEVELOPMENT AND THEIR BUSINESS MODEL, PRODUCTS AND SERVICES MAY NOT YET BE FULLY DEVELOPED, OPERATIONAL OR TESTED IN THE PUBLIC MARKETPLACE. THERE IS NO GUARANTEE THAT THE STATED VALUATION AND OTHER TERMS ARE ACCURATE OR IN AGREEMENT WITH THE MARKET OR INDUSTRY VALUATIONS. FURTHER, INVESTORS MAY RECEIVE ILLIQUID AND/OR RESTRICTED STOCK THAT MAY BE SUBJECT TO HOLDING PERIOD REQUIREMENTS AND/OR LIQUIDITY CONCERNS.

DEALMAKER SECURITIES LLC, A REGISTERED BROKER-DEALER, AND MEMBER OF FINRA | SIPC, LOCATED AT 4000 EAGLE POINT CORPORATE DRIVE, SUITE 950, BIRMINGHAM, AL 35242., IS THE INTERMEDIARY FOR THIS OFFERING AND IS NOT AN AFFILIATE OF OR CONNECTED WITH THE ISSUER. PLEASE CHECK OUR BACKGROUND ON FINRA'S BROKERCHECK.
DEALMAKER SECURITIES LLC DOES NOT MAKE INVESTMENT RECOMMENDATIONS.
DEALMAKER SECURITIES LLC IS NOT PLACING OR SELLING THESE SECURITIES ON BEHALF OF THE ISSUER.
DEALMAKER SECURITIES LLC IS NOT SOLICITING THIS INVESTMENT OR MAKING ANY RECOMMENDATIONS BY COLLECTING, REVIEWING, AND PROCESSING AN INVESTOR'S DOCUMENTATION FOR THIS INVESTMENT.
DEALMAKER SECURITIES LLC CONDUCTS ANTI-MONEY LAUNDERING, IDENTITY AND BAD ACTOR DISQUALIFICATION REVIEWS OF THE ISSUER, AND CONFIRMS THEY ARE A REGISTERED BUSINESS IN GOOD STANDING.
DEALMAKER SECURITIES LLC IS NOT VETTING OR APPROVING THE INFORMATION PROVIDED BY THE ISSUER OR THE ISSUER ITSELF.

CONTACT INFORMATION IS PROVIDED FOR INVESTORS TO MAKE INQUIRIES AND REQUESTS TO DEALMAKER SECURITIES LLC REGARDING REGULATION CF IN GENERAL, OR THE STATUS OF SUCH INVESTOR'S SUBMITTED DOCUMENTATION, SPECIFICALLY. DEALMAKER SECURITIES LLC MAY DIRECT INVESTORS TO SPECIFIC SECTIONS OF THE OFFERING CIRCULAR TO LOCATE INFORMATION OR ANSWERS TO THEIR INQUIRY BUT DOES NOT OPINE OR PROVIDE GUIDANCE ON ISSUER-RELATED MATTERS.
17B Disclosure

EXHIBIT C
Subscription Agreement
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Aura Health CF Investors SPV, LLC
       c/o Aura Health Inc.
       1 Ferry Building, Suite 201
       San Francisco, CA 94111

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Aura Health CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Aura Health Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to securities issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement. Additionally, Subscriber acknowledges the following:

      i.   that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Termination Date or Closing Date, whichever comes first; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

      ii.   that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

      iii. that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $1,250,000.00, which includes a 3.5% Investor Fee on each transaction (the "**Oversubscription Offering**"). The Company may accept subscriptions until July 13, 2024 (the "**Termination Date**"). Providing that subscriptions for $10,000.48 worth of Securities are received, which also includes a 3.5% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of

each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheets of the Crowdfunding Issuer as at December 31, 2023 and 2022 and the related statements of operations, changes in member's deficit and cash flows for the one-year periods ending December 31, 2022 and December 31, 2023, respectively (collectively, the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Alice.CPA LLC, who has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case

may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF AURA HEALTH, INC. ("AURA HEALTH"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN AURA HEALTH AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT AURA HEALTH'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Non-Voting Preferred Stock Series A-5 or any securities which may be converted into the Crowdfunding Issuer's Non-Voting Preferred Stock Series A-5 unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject

personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in San Francisco, California. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of San Francisco, State of California. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Aura Health CF Investors SPV, LLC
c/o Aura Health Inc.
1 Ferry Building, Suite 201
San Francisco, CA 94111

If to the Crowdfunding Issuer, to:

Aura Health Inc.
1 Ferry Building, Suite 201
San Francisco, CA 94111

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Aura Health CF Investors SPV, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Non-Voting Preferred Stock of Aura Health CF Investors SPV, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Non-Voting Preferred Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Aura Health CF Investors SPV, LLC

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Aura Health CF Investors SPV, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Non-Voting Preferred Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

         (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

         (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

         (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

         (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                   By:

                                                   (Signature)

                                                   Name:

                                                   (If signing on behalf of entity)

                                                   Title:

                                                   (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

<u>**RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)**</u>

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Non-Voting Preferred Stock	Issuer: Aura Health CF Investors SPV, LLC (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Aura Health CF Investors SPV, LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Aura Health CF Investors SPV, LLC** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Aura Health CF Investors SPV, LLC 's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Aura Health CF Investors SPV, LLC 's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

NON-VOTING PREFERRED STOCK PURCHASE AGREEMENT

This Non-Voting Preferred Stock Purchase Agreement (this "***Agreement***") is made as of this _____ day of _____, 2024 by and among Aura Health Inc., a Delaware corporation (the "***Company***"), and Aura Health CF Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Non-Voting Preferred Stock Series A-5**.

    1.1   <u>Sale and Issuance of Non-Voting Preferred Stock Series A-5</u>. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ shares of Non-Voting Preferred Stock Series A-5 (the "***Shares***") at a purchase price of $1.15 per Share (the "***Price***").

    1.2   <u>Closing</u>. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

    2.1   <u>Organization, Good Standing, Corporate Power and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2   <u>Valid Issuance of the Shares</u>. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3   <u>Compliance with Other Instruments</u>. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.	**Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1	Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "*Securities Act*").

3.2	Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3	Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4	Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5	No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6	Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7	Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8	Bad Actor. None of the Purchaser, its principals or its affiliates (each a "*Purchaser Party*") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4.	**General Provisions**.

4.1	Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6   Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7   Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8   Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

        4.11   <u>Entire Agreement</u>. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

        4.12   <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

Aura Health CF Investors SPV, LLC, a Delaware limited liability company

By: Aura Health Inc., a Delaware corporation
It's Manager

By: _____
Name:
Title:

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Aura Health Inc., a Delaware corporation

By: _____
Name:
Title:

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Non-Voting Preferred Stock Series A-5 Shares Purchased	Aggregate Purchase Price
Aura Health CF Investors SPV, LLC			

EXHIBIT D
Amended and Restated Certificate of Incorporation
(Attached)

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AURA HEALTH INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF JUNE, A.D. 2024, AT 12:48 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5911525 8100
SR# 20242747599

Authentication: 203617349
Date: 06-03-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AURA HEALTH INC.

Aura Health Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue o f the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify that:

1. The name of this corporation is Aura Health Inc. and that this corporation was originally incorporated pursuant to the DGCL on December 18, 2015 under the name Wayfarer Mobile Technologies Inc.

2. This Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 242 of the DGCL and amends certain provisions of the Corporation's Amended and Restated Certificate of Incorporation, as amended.

3. The terms and provisions of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the DGCL.

4. The first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 86,000,000 shares of Common Stock, $0.00001 par value per share (the "Common Stock") and (ii) 30,992,216 shares of Preferred Stock, $0.00001 par value per share (the "Preferred Stock"). The first series of Preferred Stock shall be designated "Series Seed Preferred Stock" and shall consist of 16,597,927 shares. The second series of Preferred Stock shall be designated "Non-Voting Preferred Stock" and shall consist of 4,400,000 shares. The third series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-1" and shall consist of 3,739,156 shares. The fourth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-2" and shall consist of 1,365,316 shares. The fifth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-3" and shall consist of 1,556,235 shares. The sixth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-4" and shall consist of 133,582 shares. The seventh series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-5" and shall consist of 3,200,000 shares (together with the Non-Voting Preferred Shares, the Non-Voting Preferred Stock Series A-1, the Non-Voting Preferred Stock Series A-2, the Non-Voting Preferred Stock Series A-3, and the Non-Voting Preferred Stock Series A-4 ("the Non-Voting Preferred Stock Series"))."

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:48 PM 06/03/2024
FILED 12:48 PM 06/03/2024
SR 20242747599 - File Number 5911525 ‌ 8:04:50 PM

IN WITNESS WHEREOF, the undersigned certifies under penalty of perjury that he has read the foregoing Certificate of Amendment, that the statements set forth herein are true to his knowledge, and that he has executed this Certificate of Amendment as an authorized officer of said corporation, as of the 31st day of May, 2024

AURA HEALTH INC.

/s/ Seki Steve Lee
Seki Steve Lee, Chief Executive Officer



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AURA HEALTH INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF MARCH, A.D. 2024, AT 12:42 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5911525 8100
SR# 20240932721

Authentication: 202983565
Date: 03-08-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:42 PM 03/08/2024
FILED 12:42 PM 03/08/2024
SR 20240932721 - File Number 5911525

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AURA HEALTH INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Aura Health Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the **"DGCL"),**

DOES HEREBY CERTIFY:

1. That the name of this corporation is Aura Health Inc., and that this corporation was originally incorporated pursuant to the DGCL on December 18, 2015 under the name Wayfarer Mobile Technologies Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate this Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that this Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Aura Health Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 85,000,000 shares of Common Stock, $0.00001 par value per share (the "Common Stock") and (ii) 29,792,216 shares of Preferred Stock, $0.00001 par value per share (the "Preferred Stock"). The first series of Preferred Stock shall be designated "Series Seed Preferred Stock" and shall consist of 16,597,927 shares. The second series of Preferred Stock shall be designated "Non-Voting Preferred Stock" and shall consist of 4,400,000 shares. The third series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-1" and shall consist of 3,739,156 shares. The fourth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-2" and shall consist

of 1,365,316 shares. The fifth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-3" and shall consist of 1,556,235 shares. The sixth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-4" and shall consist of 133,582 shares. The seventh series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-5" and shall consist of 2,000,000 shares (together with the Non-Voting Preferred Shares, the Non-Voting Preferred Stock Series A-1, the Non-Voting Preferred Stock Series A-2, the Non-Voting Preferred Stock Series A-3, and the Non-Voting Preferred Stock Series A-4 ("the Non-Voting Preferred Stock Series")).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   **COMMON STOCK**

1.   <u>General.</u> The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting.</u> The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided, however,</u> that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the DGCL. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B.   PREFERRED STOCK

The Series Seed Preferred and Non-Voting Preferred Stock Series shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations (provided the Non-Voting Preferred Stock Series shall not have the voting rights, preferences, powers, privileges and restrictions, qualifications and limitations in Section 3 below). Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Dividends.</u> The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock and Non-Voting Preferred Stock Series then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock or Non-Voting Preferred Stock Series, as applicable, in an amount at least equal to that dividend per share of Series Seed Preferred Stock or Non-Voting Preferred Stock Series, as applicable, as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock or Non-Voting Preferred Stock Series, as applicable, in each case calculated on the record date for determination of holders entitled to receive such dividend; <u>provided</u> that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock or Non-Voting Preferred Stock

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Series, as applicable, pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock or Non-Voting Preferred Stock Series, as applicable, dividend. The "Series Seed Original Issue Price" shall mean $0.1744 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "Non-Voting Preferred Original Issue Price" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Non-Voting Preferred Stock. The "Non-Voting Preferred Stock Series A-1 Original Issue Price" shall mean $0.2833 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Non-Voting Preferred Stock Series A-1. The "Non-Voting Preferred Stock Series A-2 Original Issue Price" shall mean $0.5989 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Non-Voting Preferred Stock Series A-2. The "Non-Voting Preferred Stock Series A-3 Original Issue Price" shall mean $0.7486 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Non-Voting Preferred Stock Series A-3. The "Non-Voting Preferred Stock Series A-4 Original Issue Price" shall mean $0.8983 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Non-Voting Preferred Stock Series A-4. The "Non-Voting Preferred Stock Series A-5 Original Issue Price" shall mean $1.15 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Non-Voting Preferred Stock Series A-5.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 **Preferential Payments to Holders of Preferred Stock.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or the respective Non-Voting Preferred Stock Series Original Issue Price, plus any dividends declared but unpaid thereon, as applicable, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the " Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

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2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock elect otherwise by written notice sent to the Corporation prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party, or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary of the Corporation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power (excluding, for the avoidance of doubt, the Non-Voting Preferred Stock Series), of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

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(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.l(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections ll and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.l(a)(ii) or 2.3.l(b), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the board of directors of the Corporation (the "Board")), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.l(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a)

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the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders of the Corporation in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. For the avoidance of doubt, the Non-Voting Preferred Stock Series shall be non-voting shares and shall not be entitled to vote on any matter unless required under applicable law. With respect to any matter on which the holders of Non-Voting Preferred Stock Series are required to vote under applicable law, each holder of outstanding shares of Non-Voting Preferred Stock Series shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

3.2 Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and excluding, for the avoidance of doubt, the Non-Voting Preferred Stock Series), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3   Series Seed Preferred Stock Protective Provisions. At any time when shares of Series Seed Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio,* and of no force or effect:

3.3.1   liquidate, dissolve or wind up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of any additional class or series of capital stock, unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4   increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of Common Stock;

3.3.5   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

3.3.6   cause or permit any of its subsidiaries to, without approval of the Board, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or

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other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.7 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation <u>other than</u> (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) redemptions or repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service.

4. <u>Optional Conversion.</u>

The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 <u>Right to Convert.</u>

4.1.1 <u>Conversion Ratio.</u> Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price or the Non-Voting Preferred Stock Series Original Issue Price by the Series Seed Conversion Price or respective Non-Voting Conversion Price (as defined below) in effect at the time of conversion. The "Series Seed Conversion Price" shall initially be equal to the Series Seed Original Issue Price. The "Non-Voting Preferred Conversion Price" shall initially be equal to the Non-Voting Preferred Original Issue Price. The "Non-Voting Preferred Stock Series A-1 Conversion Price" shall initially be equal to the Non-Voting Preferred Stock Series A-1 Original Issue Price. The "Non-Voting Preferred Stock Series A-2 Conversion Price" shall initially be equal to the Non-Voting Preferred Stock Series A-2 Original Issue Price. The "Non-Voting Preferred Stock Series A-3 Conversion Price" shall initially be equal to the Non-Voting Preferred Stock Series A-3 Original Issue Price. The "Non-Voting Preferred Stock Series A-4 Conversion Price" shall initially be equal to the Non-Voting Preferred Stock Series A-4 Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 <u>Termination of Conversion Rights.</u> In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued by the Corporation upon conversion of any shares of the Preferred Stock. In lieu of any

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fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then-current fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion.</u> All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in <u>Subsection 4.2</u> and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment.</u> Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 <u>Taxes.</u> The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 <u>Adjustments to Conversion Price for Diluting Issues.</u>

4.4.1 <u>Special Definitions.</u> For purposes of this Article Fourth, the following definitions shall apply:

(a) "Option" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "Original Issue Date" means the date on which the first share of a Non-Voting Preferred Stock Series was issued.

(c) "Convertible Securities" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable

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for Common Stock, but excluding Options.

(d) "Additional Shares of Common Stock" means all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (I) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (I) and (2), collectively, "Exempted Securities"):

(i) shares issued upon conversion of the Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(iii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iv) shares of Common Stock issued in connection with a Qualified Public Offering (as defined herein);

(v) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(vi) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction

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approved by the Board (including shares underlying (directly or indirectly) any such Options or Convertible Securities);

(viii)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board (including shares underlying (directly or indirectly) any such Options or Convertible Securities);

(ix)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board (including shares underlying (directly or indirectly) any such Options or Convertible Securities); or

(x)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board (including shares underlying (directly or indirectly) any such Options or Convertible Securities).

        4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

        4.4.3   Deemed Issue of Additional Shares of Common Stock.

        (a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common

13

Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.)

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(d)　Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)　If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4　Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) + (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)　"CP2" means the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)　"CP1" means the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)　"A" means the number of shares of Common Stock

outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)   "C" means the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or

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receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 <u>Multiple Closing Dates.</u> In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of <u>Subsection 4.4.4,</u> and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 <u>Adjustment for Stock Splits and Combinations.</u> If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section I do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization,

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reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution from the Corporation, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security of the Corporation; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent by the Corporation at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation (a "Qualified Public Offering") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1.and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. The Corporation shall send all holders of record of shares of Preferred Stock written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Subsection 5.2</u>. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in <u>Subsection 4.2</u> in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. <u>Redemption.</u> The Preferred Stock and the Common Stock 1s not mandatorily redeemable.

7. <u>Waiver.</u> Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

8. <u>Notices.</u> Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors of the Corporation need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by applicable law, a director or officer of the Corporation shall not be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of the Corporation of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers to the Corporation or any of its stockholders, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the

DGCL or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

(Signature Page Follows)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on March 7,2024.

By: /s/ Seki Steve Lee
Seki Steve Lee,
Chief Executive Officer

EXHIBIT E
By-Laws
(Attached)

BYLAWS
OF
WAYFARER MOBILE TECHNOLOGIES INC.

ARTICLE I
SHAREHOLDERS

1.1. Annual Meeting. An annual meeting shall be held once each calendar year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors from time to time.

1.2. Special Meetings. Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

1.3. Notice. Written notice of all shareholder meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The Notice shall state the place, date, and hour of meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be mailed to all shareholders of record at the address shown on the corporate books, or sent via facsimile or electronic mail to the facsimile number or electronic mail address shown on the corporate book, at least 10 days prior to the meeting. Such notice shall be deemed effective when deposited in ordinary U.S. mail, properly addressed, with postage prepaid; or, if sent via facsimile or electronic mail, when sent.

1.4. Place of Meeting. Shareholders' meetings shall be held at the corporation's principal place of business unless otherwise stated in the notice.

1.5. Quorum. A majority of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum at a shareholders' meeting. In the absence of a quorum, a majority of the represented shares may adjourn the meeting to another time without further notice. If a quorum is represented at an adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally scheduled. The shareholders present at a meeting represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some shareholders results in representation of less than a quorum.

1.6. Informal Action. Any action required to be taken, or which may be taken, at a shareholders meeting, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the shareholders who own all of the shares entitled to vote with respect to the subject matter of the vote.

ARTICLE II
DIRECTORS

2.1. Number of Directors. The corporation shall be managed by a Board of Directors consisting of three (3) director(s).

2.2. Election and Term of Office. The directors shall be elected at the annual shareholders' meeting. Each director shall serve a term of three (3) years, or until a successor has been elected and qualified.

2.3. Quorum. A majority of directors shall constitute a quorum.

2.4. Adverse Interest. In the determination of a quorum of the directors, or in voting, the disclosed adverse interest of a director shall not disqualify the director or invalidate his or her vote.

2.5. Regular Meeting. An annual meeting shall be held, without notice, immediately following and at the same place as the annual meeting of the shareholders. The Board of Directors may provide, by resolution, for additional regular meetings without notice other than the notice provided by the resolution.

2.6. Special Meeting. Special meetings may be requested by the President, Vice-President, Secretary, or any two directors by providing five days' written notice by ordinary United States mail, effective when mailed. Minutes of the meeting shall be sent to the Board of Directors within two weeks after the meeting.

2.7. Procedures. The vote of a majority of the directors present at a properly called meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by law or by these by-laws for a particular resolution. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting. The Board shall keep written minutes of its proceedings in its permanent records.

2.8. Informal Action. Any action required to be taken at a meeting of directors, or any action which may be taken at a meeting of directors or of a committee of directors, may be taken without a meeting if a consent in writing setting forth the action so taken, is signed by all of the directors or all of the members of the committee of directors, as the case may be.

2.9. Removal / Vacancies. A director shall be subject to removal, with or without cause, at a meeting of the shareholders called for that purpose. Any vacancy that occurs on the Board of Directors, whether by death, resignation, removal or any other cause, may be filled by the remaining directors. A director elected to fill a vacancy shall serve the

2

remaining term of his or her predecessor, or until a successor has been elected and qualified.

2.10. Committees. To the extent permitted by law, the Board of Directors may appoint from its members a committee or committees, temporary or permanent, and designate the duties, powers and authorities of such committees.

ARTICLE III
OFFICERS

3.1. Number of Officers. The officers of the corporation shall be a President, one or more Vice-Presidents (as determined by the Board of Directors), and a Secretary.

    a.   **President/Chairman.** The President shall be the chief executive officer and shall preside at all meetings of the Board of Directors and its Executive Committee, if such a committee is created by the Board.

    b.   **Vice President.** The Vice President shall perform the duties of the President in the absence of the President and shall assist that office in the discharge of its leadership duties.

    c.   **Secretary.** The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the authority to certify any records, or copies of records, as the official records of the organization. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

3.2. Election and Term of Office. The officers shall be elected annually by the Board of Directors at the first meeting of the Board of Directors, immediately following the annual meeting of the shareholders. Each officer shall serve a one (1) year term or until a successor has been elected and qualified.

3.3. Removal or Vacancy. The Board of Directors shall have the power to remove an officer or agent of the corporation. organization. Any vacancy that occurs for any reason may be filled by the Board of Directors.

ARTICLE IV
CORPORATE SEAL, EXECUTION OF INSTRUMENTS

The corporation shall not have a corporate seal. All instruments that are executed on behalf of the corporation which are acknowledged and which affect an interest in real estate shall be executed by the President or any Vice-President and the Secretary or Treasurer. All other instruments executed by the corporation, including a release of mortgage or lien, may be executed by the President or any Vice-President. Notwithstanding the preceding provisions of this section, any written instrument may be executed by any officer(s) or agent(s) that are specifically designated by resolution of the Board of Directors.

ARTICLE V
AMENDMENT TO BYLAWS

The bylaws may be amended, altered, or repealed by the Board of Directors or the shareholders by a two-thirds majority of a quorum vote at any regular or special meeting; provided however, that the shareholders may from time to time specify particular provisions of the bylaws which shall not be amended or repealed by the Board of Directors.

ARTICLE VI
INDEMNIFICATION

Any director or officer who is involved in litigation by reason of his or her position as a director or officer of this corporation shall be indemnified and held harmless by the corporation to the fullest extent authorized by law as it now exists or may subsequently be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights).

ARTICLE VII
STOCK CERTIFICATES

The corporation may issue shares of the corporation's stock without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information that is required by law to be on the certificates. Upon written request to the corporate secretary by a holder of such shares, the secretary shall provide a certificate in the form prescribed by the directors.

ARTICLE VIII
DISSOLUTION

The organization may be dissolved only with authorization of its Board of Directors given at a special meeting called for that purpose, and with the subsequent approval by no less than two-thirds (2/3) vote of the members.

Certification

Bryan Frederick Marks, Secretary of Wayfarer Mobile Technologies Inc. hereby certifies that the foregoing is a true and correct copy of the bylaws of the above-named corporation, duly adopted by the incorporator(s) on December 21, 2015.

_____
Bryan Frederick Marks, Secretary

EXHIBIT F
Amended and Restated Voting Agreement
(Attached)

AURA HEALTH INC.

AMENDED AND RESTATED

VOTING AGREEMENT

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AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this _____ day of _____, by and among Aura Health Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Non-Voting Preferred Stock, $0.00001 par value per share (the "**Non-Voting Preferred Stock**") listed on Schedule A, Series Seed Preferred Stock, $0.00001 par value per share (the "**Series Seed Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 5.1(a) or 5.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 5.1(b) or 5.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Subscription Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Company's Non-Voting Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right and restrictions in accordance with the terms of this Agreement.

B.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on.

NOW, THEREFORE, the parties agree as follows:

1.   <u>Vote to Increase Authorized Common Stock</u>. Each Stockholder agrees to vote or cause to be voted all shares of the Company's capital stock owned by such Stockholder, or over which such Stockholder has voting control ("**Shares**"), from time to time and at all times, and is entitled to vote, in whatever manner as shall be necessary to increase the number of authorized shares of the Company's common stock, $0.00001 par value per share ("**Common Stock**") from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Series Seed Preferred Stock and Non-Voting Preferred Stock outstanding at any given time.

2.   <u>Drag-Along Right</u>.

   2.1   <u>Definitions</u>.

            (i)   A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**"), or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**").

            (ii)   "**Affiliate**" shall mean, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

9404548_5.doc

2.2   <u>Actions to be Taken</u>. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock (the "**Selling Investors**"); (ii) the Board of Directors; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), voting as a separate class, approve a Sale of the Company in writing, specifying that this Section 2 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in <u>Subsection 2.3</u> below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in <u>Subsection 3.3</u> below, on the same terms and conditions as the Selling Investors;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this <u>Section 2</u>, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, escrow agreement, any associated voting support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this <u>Section 2</u> includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence, or willful misconduct.

2.3   Conditions.   Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 2.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any , law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b)   such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(c)   the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(d)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

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(e)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock (as defined in the Restated Certificate) will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 2.3(e), if the consideration to be paid in exchange for the shares held by such Key Holder or Investor, as applicable, pursuant to this Subsection 2.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the shares held by such Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the shares held by such Key Holder or Investor, as applicable; and

(f)   subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 2.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

2.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Series Seed Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least a majority of the Series Seed Preferred Stock elect otherwise by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

3.   Remedies.

3.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective

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and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

3.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 1 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board of Directors determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 1 and 2, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 1 and 2, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 3.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 4 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 4 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

3.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

3.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 2 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 2 with respect to such Sale of the Company; (c) termination of this Agreement in accordance with Subsection 5.8 below.

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5.   Miscellaneous.

    5.1   Additional Parties.

        (a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Non-Voting Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

        (b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Non-Voting Preferred Stock described in Subsection 5.1(a) above, following which such Person shall hold Shares constituting 1% or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

    5.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 5.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 5.12.

    5.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

    5.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

    5.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission

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method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.6 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.7 <u>Notices</u>.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on <u>Schedule A</u> or <u>Schedule B</u> hereto, or to such email address or address as subsequently modified by written notice given in accordance with this <u>Subsection 5.7</u>. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Wilson Sonsini Goodrich & Rosati, P.C., Attn: Donna Petkanics, 650 Page Mill Road, Palo Alto, CA 94304 and if notice is given to Stockholders, a copy shall also be given to Lowenstein Sandler LLP, Attn: Anthony W. Raymundo, 390 Lytton Avenue, Palo Alto, California 94301.

(b) <u>Consent to Electronic Notice</u>. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law, as amended or superseded from time to time (the "**DGCL**"), by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

5.8 <u>Consent Required to Amend, Modify, Terminate or Waive</u>. This Agreement may be amended, modified, or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock held by the Investors (voting together as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

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(c)   Schedules A hereto may be amended by the Company from time to time in accordance with Subsection 1.3 of the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 5.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 5.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

5.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate, and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

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The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 5.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 5.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

5.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 5.12.

5.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

5.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

5.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the District of Northern California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the District of Northern California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

In the event that any suit or action is instituted to enforce any provisions in this Agreement, the prevailing party shall be entitled to recover from the losing party reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of California or any court of the State of Northern California having subject matter jurisdiction.

    5.17 <u>Costs of Enforcement</u>. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

    5.18 <u>Aggregation of Stock</u>. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

AURA HEALTH INC.

By: *Steve Lee*
Name: Seki Steve Lee
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

AURA HEALTH INVESTORS CF SPV, LLC

By: _____ *Steve Lee* _____

Name: Seki Steve Lee

Title: Chief Executive Officer

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (the "**Adoption Agreement**") is executed on _____, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of _____, 2023 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**"), for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   As a new Investor in accordance with Subsection 5.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   In accordance with Subsection 5.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or email-address listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **AURA HEALTH INC.**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Email Address: _____

EXHIBIT G
Amended and Restated Investor Rights Agreement
(Attached)

AURA HEALTH INC.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

TABLE OF CONTENTS

Schedule A   -   Schedule of Investors

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AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made and entered into as of this _____ day of _____, by and among Aura Health Inc., a Delaware corporation (the "**Company**") and each of the investors listed on <u>Schedule A</u> hereto, each of which is referred to in this Agreement as an "**Investor**."

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of Series Seed Preferred Stock and possess registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors' Rights Agreement dated as of October 2, 2018, by and among the Company and such Existing Investors (the "**Prior Agreement**");

WHEREAS, the Existing Investors are holders of at least a majority of the Series Seed Preferred Stock (as defined in the Prior Agreement), and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are parties to that certain REG CF SPV Subscription Agreement of even date herewith by and among the Company and such Investors (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors holding at least a majority of the Series Seed Preferred Stock, and the Company.

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. <u>Definitions</u>. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.4 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the development of mobile applications providing mindfulness meditation and/or regulation of stress, anxiety, and emotions, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the Board of Directors of any Competitor.

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1.5 "**Deemed Liquidation Event**" has the meaning ascribed to such term in the Restated Charter.

1.6 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly)**,** Common Stock and Preferred Stock, including options and warrants.

1.7 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.8 "**FOIA Party**" means a Person that, in the reasonable determination of the Board of Directors, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("**FOIA**"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.9 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.10 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.11 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.12 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, purchases at least 713,166 shares of Series Seed Preferred Stock in the Company.

1.13 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities, including, but not limited to, any tokens or other block-chain based assets.

1.14 "**Non-Voting Preferred Stock**" means shares of the Company's Non-Voting Preferred Stock, par value $0.00001 per share.

1.15 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.16 "**Preferred Stock**" means only shares of Series Seed Preferred Stock and does not include shares of Non-Voting Preferred Stock.

1.17 "**Qualified Public Offering**" has the meaning ascribed to such term in the Restated Certificate.

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1.18   "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended.

1.19   "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Subsection 3.2 hereof.

1.20   "**SEC**" means the Securities and Exchange Commission.

1.21   "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.22   "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.23   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.24   "**Series Seed Preferred Stock**" means shares of the Company's Series Seed Preferred Stock, par value $0.00001 per share.

2.   Registration Rights.

2.1   Registration Rights. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**"), and if the purchasers of such securities in the Next Financing receive registration rights in connection therewith, the Company shall provide substantially equivalent rights to the Investors with respect to the Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Investor's execution of any documents establishing such registration rights, in addition to documents related to investors rights, voting rights, and other rights as executed by other investors purchasing securities in the Next Financing.

2.2   "Market Stand-off" Agreement. Each Investor hereby agrees that, in the event of a Qualified Public Offering, it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to such registration by the Company and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2241, or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.2 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Investors only if all officers and directors are subject to the same restrictions and the Company uses

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commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.2 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.2 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements, provided, that, the Company, with the approval of the underwriters, may release a stockholder from such stockholder's obligation hereunder with respect to a de minimis amount of shares should the Company determine, in its reasonable judgment, that undue financial hardship would ensue to such stockholder.

3. Restrictions on Transfer.

3.1 Restrictions on Transfer. The Preferred Stock and Non-Voting Preferred Stock shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Investor will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock amd Non-Voting Preferred Stock held by such Investor to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

3.2 Legends. Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Non-Voting Preferred Stock, and (iii) any other securities issued in respect of the securities referenced in clauses (i) through (iii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 3.3) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Investors consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 3.

3.3 Compliance with Restrictions. The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 3. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Investor thereof

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shall give notice to the Company of such Investor's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Investor's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Investor to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Investor distributes Restricted Securities to an Affiliate of such Investor for no consideration; provided that each transferee agrees in writing to be subject to the terms of this <u>Subsection 3</u>. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 3.2, except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Investor and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

4.   <u>Information and Observer Rights</u>.

4.1   <u>Delivery of Financial Statements</u>.   The Company shall deliver to each Major Investor, <u>provided</u> that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company:

(a)   as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b)   as soon as practicable, but in any event within forty-five (45) days after the end of each fiscal quarter of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter;

(c)   as soon as practicable, but in any event within forty-five (45) days after the end of each fiscal quarter of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, along with the Company's most recent 409A valuation report;

(d)   as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year approved by the Board of Directors and prepared on a monthly basis, including the Company's balance sheet, revenues, expenses, and cash

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position for such months and, promptly after being prepared, any other budgets or revised budgets prepared by the Company;

(e) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Subsection 4.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 4.1 to the contrary, the Company may cease providing the information set forth in this Subsection 4.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 4.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

4.2   Inspection.   Upon at least five (5) business days' prior written notice to the Company from a Major Investor, the Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection 4.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

4.3   Confidentiality.   Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information about the Company obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 4.3 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Preferred Stock or Non-Voting Preferred Stock from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 4.3; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential

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and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, <u>provided</u> that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

5.   <u>Rights to Future Stock Issuances</u>.

5.1   <u>Right of First Offer</u>. Subject to the terms and conditions of this <u>Subsection 5.1</u> and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Investor holding Preferred Stock. An Investor holding Preferred Stock shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates; <u>provided</u> that each such Affiliate or beneficial owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (y) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "**Investor**" under each such agreement (provided that any Competitor or FOIA Party shall not be entitled to any rights as a Investor under Subsections 4.1, 4.2 and 5.1 hereof).

(a)   The Company shall give notice (the "**Offer Notice**") to each Investor holding Preferred Stock, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) days after the Offer Notice is given, each Investor holding Preferred Stock may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Investor holding Preferred Stock (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Investor holding Preferred Stock) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Investor holding Preferred Stock that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which the Investors holding Preferred Stock were entitled to subscribe but that were not subscribed for by the Investors holding Preferred Stock, which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this <u>Subsection 5.1(b)</u> shall occur within the later of one hundred and twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to <u>Subsection 5.1(c)</u>.

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in <u>Subsection 5.1(b)</u>, the Company may, during the ninety (90) day period following the expiration of the periods provided in <u>Subsection 5.1(b)</u>, offer and sell the remaining

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unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors holding Preferred Stock in accordance with this Subsection 5.1.

(d)   The right of first offer in this Subsection 5.1 shall not be applicable to (i) Exempted Securities (as defined in the Restated Certificate); (ii) shares of Common Stock issued in the Qualified Public Offering; and (iii) the issuance of Non-Voting Preferred Stock to Additional Investors pursuant to Subsection 7.9 of the Purchase Agreement.

5.2   Termination. The covenants set forth in Subsection 5.1 shall terminate and be of no further force or effect (i) immediately before the consummation of a Qualified Public Offering, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

6.   Additional Covenants.

6.1   Employee Agreements.

(a)   Non-Disclosure and Proprietary Rights Assignment Agreement. The Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement substantially in the form approved by the Board of Directors.

(b)   At-Will Employment Agreement. The Company shall require each current and future employee of the Company to enter into an At-Will Employment Agreement substantially in the form approved by the Board of Directors.

(c)   Founder Commitment. Each of Seki Steve Lee and Jungki Lee shall devote 100% of their professional time to the Company.

6.2   Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Subsection 2.2. In addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on employee transfers until the Qualified Public Offering and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

6.3   Qualified Small Business Stock. The Company shall use reasonable efforts to cause the Preferred Stock and Non-Voting Preferred Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to constitute "qualified small business stock" as defined in Section

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1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors of the Company determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within twenty (20) business days after any Investor's written request therefor, the Company shall, at its option, either (i) deliver to such Investor a written statement indicating whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Investor such factual information in the Company's possession as is reasonably necessary to enable such Investor to determine whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.

6.4   Right to Conduct Activities. The Company hereby agrees and acknowledges that Reach II, L.P., together with its Affiliates ("**Reach**"), is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently proposed to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, Reach shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by Reach in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of Reach to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to the Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

6.5   Termination of Covenants. The covenants set forth in this Section 6, shall terminate and be of no further force or effect (i) immediately before the consummation of a Qualified Public Offering, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, whichever event occurs first.

7.   Miscellaneous.

7.1   Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by an Investor to a transferee of Preferred Stock that (i) is an Affiliate of the Investor; (ii) is an Investor's Immediate Family Member or trust for the benefit of an individual Investor or one or more of such Investor's Immediate Family Members; or (iii) after such transfer, holds at least 500,000 shares of Preferred Stock (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Preferred Stock with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.2. For the purposes of determining the number of shares of Preferred Stock held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of the Investor; (2) who is an Investor's Immediate Family Member; or (3) that is a trust for the benefit of an individual Investor or such Investor's Immediate Family Member shall be aggregated together and with those of the transferring Investor; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the

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applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

7.2   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.3   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes**.**

7.4   Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Subsection 7.5. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Wilson Sonsini Goodrich & Rosati, P.C., Attn.: Donna Petkanics, 650 Page Mill Road, Palo Alto, CA 94304 and if notice is given to stockholders, a copy shall also be given to Lowenstein Sandler LLP, Attn: Anthony W. Raymundo, 390 Lytton Avenue, Palo Alto, California 94301.

(b)   Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law, as amended or superseded from time to time (the "**DGCL**"), by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.6   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Preferred Stock then outstanding; provided that the Company may in its sole discretion

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waive compliance with Subsection 3.3; and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (i) any provision of this Agreement pertaining specifically to the Major Investors may be amended, terminated or waived only by the holders of at least a majority of the Preferred Stock then outstanding and held by the Major Investors; and (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion. Notwithstanding any waiver of any of the provisions of Section 5 with respect to a particular transaction, in the event a Major Investor actually purchases any New Securities in any offering by the Company, then to the extent any other Major Investor did not consent to such waiver, or was not offered the opportunity to purchase such New Securities to the same extent as would have applied absent such waiver of Section 5, such other Major Investor shall be permitted to participate in such offering on a pro rata basis (based on the level of participation of the Investor purchasing the largest portion of such Investor's pro rata share of such New Securities). Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Preferred Stock in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Subsection 7.9. The Company shall give prompt notice of any amendment, modification, or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 7.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

7.7   Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

7.8   Aggregation of Stock. All shares of Preferred Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

7.9   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Non-Voting Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such Non-Voting Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

7.10   Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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7.11 <u>Dispute Resolution</u>. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the District of Northern California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the District of Northern California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

In the event that any suit or action is instituted to enforce any provisions in this Agreement, the prevailing party shall be entitled to recover from the losing party reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of California or any court of the State of Northern California having subject matter jurisdiction.

7.12 <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AURA HEALTH INC.

By: _____*Steve Lee*_____

Name: Seki Steve Lee

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AURA HEALTH CF INVESTORS SPV, LLC

By: _____*Steve Lee*_____

Name: Seki Steve Lee

Title: Chief Executive Officer

EXHIBIT H
Amended and Restated Right of First Refusal and Co-Sale Agreement
(Attached)

AURA HEALTH INC.

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

TABLE OF CONTENTS

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AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made and entered into as of this _____ day of _____, by and among Aura Health Inc., a Delaware corporation (the "**Company**"), the Investors listed on Schedule A and the Key Holders listed on Schedule B.

WHEREAS, each Investor is the beneficial owner of the number of shares of Capital Stock, set forth opposite the name of such Investor on Schedule A;

WHEREAS, each Key Holder is the beneficial owner of the number of shares of Capital Stock, Non-Voting Preferred Stock or options to purchase Common Stock, set forth opposite the name of such Key Holder on Schedule B;

WHEREAS, the Company and certain of the Investors (the "**Existing Investors**") previously entered into a Right of First Refusal and Co-Sale Agreement, dated October 2, 2018 (the "**Prior Agreement**"), in connection with the purchase of shares of Series Seed Preferred Stock of the Company, par value $0.00001 per share ("**Series Seed Preferred Stock**"); and

WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of Non-Voting Preferred Stock of the Company, par value $0.00001 per share ("**Non-Voting Preferred Stock**"), pursuant to that certain REG CF SPV Subscription Agreement dated as of the date hereof by and among the Company and such Investors (the "**Purchase Agreement**") by amending and restating the Prior Agreement in its entirety to provide the Investors with the rights and privileges as set forth herein.

NOW, THEREFORE, the Company, the Investors, and the Key Holders each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1.   Definitions.

1.1   "**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor.

1.2   "**Board of Directors**" means the board of directors of the Company.

1.3   "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred

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Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5 "**Common Stock**" means shares of Common Stock of the Company, $0.00001 par value per share.

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and any one of them, as the context may require; provided, however, that any such person shall cease to be considered an Investor for purposes of being eligible to exercise its Right of First Refusal or Right of Co-Sale pursuant to Section 2 of this Agreement at any time such person and his, her or its Affiliates collectively hold fewer than 50,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction).

1.9 "**Key Holders**" means the persons named on Schedule B hereto and Investors holding Non-Voting Preferred Stock, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.9 or 6.17 and any one of them, as the context may require.

1.10 "**Non-Voting Preferred Stock**" means shares of the Company's Non-Voting Preferred Stock, par value $0.00001 per share.

1.11 "**Preferred Stock**" means only shares of Series Seed Preferred Stock and does not include shares of Non-Voting Preferred Stock.

1.12 "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.13 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.14 "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.15 "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

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1.16   "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.17   "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.18   "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19   "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.20   "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.21   "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2.   Agreement Among the Company, the Investors and the Key Holders.

2.1   Right of First Refusal.

(a)   Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). In the event of a conflict between this Agreement and the

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Company's Bylaws containing a preexisting right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with this Subsection 2.1(a) and (b) in full.

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors, excluding holders of Non-Voting Preferred Stock, a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor, excluding holders of Non-Voting Preferred Stock, to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor, excluding holders of Non-Voting Preferred Stock, must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Subsections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five (5) days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Incomplete Exercise. If the total number of shares of Transfer Stock that the Company and the Investors have agreed to purchase in the Company Notice, Investor Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the selling Key Holder shall be free to sell all or any portion of the uncommitted balance of such Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Subsections 2.2 and 6.9(b); (ii) any future Proposed Key Holder Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2; and (iii) such sale shall be consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such forty-five (45) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein. The exercise or non-exercise of the rights of the Investors

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hereunder to participate in one or more sales of Transfer Stock made by a selling Key Holder shall not adversely affect their rights to participate in subsequent sales of Transfer Stock by a Key Holder.

(f)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, (x) the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and (y) the denominator of which is the sum of the total number of shares of Capital Stock owned by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer plus the number of shares of Transfer Stock held by the selling Key Holders. To the extent one (1) or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)   Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

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(d)   Allocation of Consideration.

(i)   Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Subsection 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)   In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1, 2.2, and (as and if applicable) 2.3.4 of Article IV(B) of the Restated Certificate as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.

(e)   Purchase by Selling Key Holder; Deliveries.   Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f)   Additional Compliance. If any Proposed Key Holder Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial

6

harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   <u>Violation of First Refusal Right</u>. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such purchasing Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such purchasing Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c)   <u>Violation of Co-Sale Right</u>. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under <u>Subsection 2.2</u> may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of <u>Subsection 2.2</u>. The sale will be made on the same terms, including, without limitation, as provided in <u>Subsection 2.2(d)(i)</u> and the first sentence of <u>Subsection 2.2(d)(ii)</u>, as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in <u>Subsection 2.2</u>. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under <u>Subsection 2.2</u>.

3.   <u>Exempt Transfers</u>.

3.1   <u>Exempted Transfers</u>. Notwithstanding the foregoing or anything to the contrary herein, the provisions of <u>Subsections 2.1</u> and <u>2.2</u> shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners, Affiliates, or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, or (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by consent of the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; <u>provided</u> that in the case of clause(s) (a) or (d), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so

7

transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsection 2.2 shall not apply to the sale by a Key Holder of up to 5% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; provided that the Key Holder shall deliver prior written notice to the Investors of such transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.

3.2   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3   Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4.   Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.   Lock-Up.

5.1   Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty

8

(l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or Non-Voting Preferred Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock or Non-Voting Preferred Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock, Non-Voting Preferred Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

        5.2   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock or Non-Voting Preferred Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

        6.   Miscellaneous.

        6.1   Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of a Qualified Public Offering (as defined in the Restated Certificate) or (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

        6.2   Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

        6.3   Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

        6.4   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the District of Northern District for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the District of Northern District, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

In the event that any suit or action is instituted to enforce any provisions in this Agreement, the prevailing party shall be entitled to recover from the losing party reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of California or any court of the State of Northern California having subject matter jurisdiction.

6.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Wilson Sonsini Goodrich & Rosati, P.C., Attn: Donna Petkanics, 650 Page Mill Road, Palo Alto, CA 94304; and if notice is given to the Investors, a copy shall also be given to Lowenstein Sandler LLP, Attn: Anthony W. Raymundo, 390 Lytton Avenue, Palo Alto, California 94301.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law, as amended or superseded from time to time (the "**DGCL**"), by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

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6.6   Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding the majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of the majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iii) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

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(b)   Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)   The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except by an Investor to any Affiliate, it being acknowledged and agreed that any such assignment shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Non-Voting Preferred Stock after the date hereof, any purchaser of such shares of Non-Voting Preferred Stock shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.12   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15   Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

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6.17   <u>Additional Key Holders</u>. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

AURA HEALTH INC.

By: Steve Lee

Name: Seki Steve Lee

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

AURA HEALTH CF INVESTORS SPV, LLC

By: Steve Lee
Name: Seki Steve Lee
Title: Chief Executive Officer

EXHIBIT I
Financial Statements
(Attached)

Aura Health Inc.
(a Delaware Corporation)

Audited Financial Statements
As of the year ended December 31, 2023

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Aura Health, Inc.

Table of Contents





Alice CPA

Independent Auditor's Report

April 30, 2024
To: Board of Directors of Aura Health Inc.
Attn: Steve Lee, CEO
Re: 2023 Financial Statement Audit – Aura Health Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Aura Health Inc., which comprise the balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Aura Health Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aura Health Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aura Health Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aura Health Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates







made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aura Health Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 30, 2024



Aura Health, Inc.
BALANCE SHEET
December 31, 2023
(Audited)

ASSETS		2023
Current Assets		
Cash and cash equivalents	$	1,767,118
Accounts Receivable		314,971
Prepaids		444,142
Capitalized financing costs		-
Total Current Assets		2,526,231
Total Assets	$	2,526,231
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	105,136
Accrued expenses		78,162
Accrued expenses - content creators		203,688
Deferred revenue		3,249,894
Due to Braavo Capital Fund LLC		114,228
Due to Stripe		82,469
Due to Arc Technologies		-
Total Current Liabilities		3,833,577
Long-Term Liabilities		
Related party payable		6,468
Total Long-Term Liabilities		6,468
Total Liabilities		3,840,045
Stockholders' equity		
Common Stock, $0.00001 par value; 80,000,000 authorized; 36,177,954 issued and outstanding		362
Additional Paid in Capital, Common Stock		-
Preferred Stock - Voting, $0.00001 par value; 16,597,927, authorized; 16,597,927 issued and outstanding		166
Preferred Stock - Non-voting, $0.00001 par value; 11,194,289, authorized; 9,786,376 issued and outstanding		98
Additional Paid in Capital - Preferred Stock		8,436,602
Additional Paid in Capital - Stock based compensation		30,008
KISS Notes		100,000
SAFE Notes		1,193,617
Retained earnings/(Accumulated deficit)		(11,074,667)
Total Stockholders' Equity		(1,313,814)
Total Liabilities and Stockholders' Equity	$	2,526,231

The accompanying footnotes are an integral part of these financial statements.

Aura Health, Inc.
INCOME STATEMENT
For the Year Ended December 31, 2023
(Audited)

	2023
Revenues	$ 6,804,659
Cost of Revenues	(2,248,086)
Gross Profit Margin	4,556,573
Operating Expenses	
Advertising and marketing	4,480,916
General and administrative	354,237
Salaries and wages	794,226
Rent	5,849
Professional services	1,123,339
Data and analytics	58,920
Customer Support	57,054
Crowdfunding fees	159,800
Stock based compensation	7,274
Total Operating Expenses	7,041,614
Other Income (Expense)	
Tax refunds and credits	17,468
Dividend income	5,992
Interest income	146
Other income	2,445
Other expenses	(1,253)
Taxes	(39,058)
Interest expense	(234,618)
Exchange gain or loss	(164)
Total Other income (expense)	(249,042)
Net Income (Loss)	$ (2,734,083)

The accompanying footnotes are an integral part of these financial statements.

Aura Health, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023
(Audited)

	Common Stock		Additional Paid in Capital - Common	Preferred Stock - Non voting		Preferred Stock - Voting		Additional Paid in Capital - Preferred	Additional Paid in Capital - SBC	KISS Notes	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($0.00001 par)		Shares	Value ($0.00001 par)	Shares	Value ($0.00001 par)						
Balance as of December 31, 2022	8,999,996	$ 32	-	-	-	4,129,069	$ 41	$ 2,699,957	$ 22,735	$ 1,215,904	$ 1,250,038	$ (8,340,254)	$ (3,151,548)
Stock split	27,177,958	330	-	-	-	12,468,853	125	(125)	-	-	-	(330)	(0)
Issuance of SAFE notes	-	-	-	-	-	-	-	-	-	-	1,944,670	-	1,944,670
Conversion of notes	-	-	-	6,730,285	67	-	-	3,116,928	-	(1,115,904)	(2,001,091)	-	(0)
Issuance of Preferred stock	-	-	-	3,056,091	31	-	-	2,619,841	-	-	-	-	2,619,872
Stock based compensation	-	-	-	-	-	-	-	-	7,274	-	-	-	7,274
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,734,083)	(2,734,083)
Balance as of December 31, 2023	36,177,954	$ 362	-	9,786,376	$ 98	16,597,922	$ 166	$ 8,436,602	$ 30,008	$ 100,000	$ 1,193,617	$ (11,074,667)	$ (1,313,814)

The accompanying footnotes are an integral part of these financial statements.

Aura Health, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023
(Audited)

	2023
Cash Flows from Operating Activities	
Net Income (Loss)	$ (2,734,083)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	
Stock based compensation	7,274
Changes in operating assets and liabilities:	
Accounts receivable	(160,670)
Prepaids	90,233
Accounts payable	18,352
Accrued expenses	105,209
Deferred revenue	447,431
Net cash provided by (used in) operating activities	(2,226,254)
Cash Flows from Investing Activities	
Machinery and Equipment	-
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Net borrowings from Braavo Capital Funding LLC	(697,199)
Net borrowings on Arc Technologies LOC	(700,512)
Net borrowings on Stripe Loan	82,469
Repayments on Clearbanc LOC	-
Issuance of Safe Notes	1,944,670
Issuance of Preferred Stock	2,619,872
Net cash used in financing activities	3,249,301
Net change in cash and cash equivalents	1,023,047
Cash and cash equivalents at beginning of period	744,071
Cash and cash equivalents at end of period	$ 1,767,118
Supplemental information	
Interest paid	$ 234,618
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Aura Health, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware initially as Wayfarer Mobile Technologies on December 18, 2015. The Company became Aura Health Inc. in January 2017. The Company is a direct-to-consumer mobile application for mindfulness-related content. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $11 million as of December 31, 2023. All of these factors are integral to the Company's ability to continue as a going concern.

Management is forecasting revenue growth during 2024 and 2025 and expects to raise additional capital to finance operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through April 2025, a year after the date that the financials are available and date of management's evaluation, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

Receivables and Credit Policy

Accounts receivable are reported at the amount management expects to collect from outstanding balances due from their payment processors. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2023 the allowance for doubtful accounts was $-0-. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Assets

The Company capitalized payments for goods or services to be expenses over the course of their usefulness, typically 3 to 12 months. A majority of the Company's prepaid assets consist of merchant fees charged at the time of cash payment from Aura users pertaining to revenue streams that meet revenue recognition requirements for deferral over a performance period (e.g. annual subscriptions). The Company recognizes such merchant fees over the same time as the corresponding revenue transaction recognition. Prepaid assets are recognized as an expense via the Company's cost of goods sold account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment and no fixed assets for December 31, 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Revenue Recognition

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over to a customer. The transaction price is easily identified in the purchase price and payment is generally received at the time of sale.

The Company generates revenues by offering a consumer subscription mobile app for mindfulness related content. The Company's payments have multiple subscription models ranging from one month to a lifetime subscription (which is amortized over a life of 36 months). As of December 31, 2023, the Company has deferred revenue of $3,249,894.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (a) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – SALE OF FUTURE RECEIPTS

Beginning in August 2022 the Company entered into a revenue share agreement with Braavo Capital Fund I LLC, whereas the Company will apply for funds with a discount rate ranging from 9-10%.

In 2022 the Company applied and was granted four advances for future receivables purchase price of $1,025,481 and a future repayment amount of $1,105,870.

The terms and repayments are as follows:

- Draw one - Forty percent (40%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between July 1, 2022 and June 30, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between March 1, 2018 and June 30, 2022 multiplied by fifty one dollars and sixty one cents ($51.61).
- Draw two - Twenty percent (20%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between September 1, 2022 and August

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

31, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between September 1, 2019 and August 31, 2022 multiplied by sixty dollars and two cents ($60.02).

- Draw three - Twenty percent (20%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between October 1, 2022 and September 30, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between October 1, 2019 and September 30, 2022 multiplied by sixty one dollars and thirty cents ($61.30).
- Draw four - Fifteen percent (15%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between November 1, 2022 and October 31, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between November 1, 2019 and October 31, 2022 multiplied by sixty one dollars and thirty cents ($61.30).

In 2023 the Company applied and was granted three advances for future receivables purchase price of $550,129 and a future repayment amount of $609,821.

The terms and repayments are as follows:

- Draw one – Six percent (6%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between March 1, 2023 and February 28, 2024 for subscribers with a subscription plan of 1-year duration and a cohort birth date between March 1, 2018 and February 28, 2023 multiplied by sixty two dollars and fifty five cents ($62.55).
- Draw two - Fifteen percent (15%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between January 1, 2023 and December 31, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between January 1, 2020 and December 31, 2022 multiplied by sixty one dollars and thirty cents ($61.30).
- Draw three – Thirty five percent (35%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between February 1, 2023 and January 31, 2024 for subscribers with a subscription plan of 1-year duration and a cohort birth date between February 1, 2018 and January 31, 2023 multiplied by fifty one dollars and sixty one cents ($51.61).

The Purchase Percentage of these draws are to be collected via direct debt ACH collection from the Company within three business days of the previous month's close. As of December 31, 2023, the total remaining repayment amount owed to Braavo Capital Fund I LLC was $114,228.

NOTE 4 – CASH FLOW AGREEMENT

In March 2022, the Company entered into a cash flow agreement with Arc Technologies, Inc whereas Arc Technologies provides financing to the Company through purchasing a defined portion of the Company's future payments, proceeds and receipts. During the term of this Agreement, Arc agrees to purchase from the Company and the Company agrees to sell to Arc, mutually agreed upon fixed amounts of Cash Flows payable to the Company over the Payment Term. Repayment terms for each individual cash flow purchase holds and expected payment term of twelve months and have a purchase percentage that range from 2-5.65%.

In 2022 the Company has received a total of $2,150,000 of payments from Arc and has made repayments in the total of $1,597,295. The Company has accrued financing costs of $229,136 in relation to funds received.

As of December 31, 2023, the Company has repaid the full principal and interest balance due to Arc Technologies, Inc.

NOTE 5 – STRIPE LOAN

On March 23, 2023, the Company received a $250,000 loan from Stripe Capital Program whereas the Company will pay a fixed fee of $30,500 at a repayment rate of 5.60%. Repayments began on March 20, 2023, with a final repayment date of September 10, 2024. As of December 31, 2023, the remaining repayment balance is $82,469.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 6 – NOTES PAYABLE

Related Party Notes

From time to time the Company receives advances from its founder. As of December 31, 2023, the balance of the advances from related parties was $6,468. These advances have no interest rate or specified maturity date.

NOTE 7 – EQUITY

Stock Split

On January 31, 2023, the Company executed a stock split whereas each one outstanding share of Common and Preferred stock will automatically subdivided, split and converted into 4.01977461 fully paid and non-assessable shares of stock.

After giving effect to the Stock Split, the total number of shares of all classes of stock which the Company has authority to issue is (is) 80,000,000 shares of Common Stock, $0.00001 par value per share (the "Common Stock") and (ii) 27,792,216 shares of Preferred Stock, $0.00001 par value per share (the "Preferred Stock"). The first series of Preferred Stock shall be designated "Series Seed Preferred Stock" and shall consist of 16,597,927 shares. The second series of Preferred Stock shall be designated "Non-Voting Preferred Stock" and shall consist of 4,400,000 shares. The third series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-1" and shall consist of 3,739,156 shares. The fourth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-2" and shall consist of 1,365,316 shares. The fifth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-3" and shall consist of 1,556,235 shares. The sixth series of Preferred Stock shall be designated "Non-Voting Preferred Stock Series A-4" and shall consist of 133,582 shares (together with the Non-Voting Preferred Shares, the Non-Voting Preferred Stock Series A-1, the Non-Voting Preferred Stock Series A-2, and the Non-Voting Preferred Stock Series A-3 ("the Non-Voting Preferred Stock Series")).

Preferred Stock

On December 6, 2023, the Company converted previously issued SAFE and KISS notes totaling $3,242,460. The notes were converted into Preferred shares with a price per share ranging from $0.2833 to $0.8983. The total Preferred shares issued in relation to the SAFE conversion totaled 6,824,791. These shares are classified as Non-voting Preferred shares.

Simple Agreements for Future Equity (SAFE) Notes

In 2021 the Company issued SAFEs totaling $486,091. The SAFEs are automatically convertible into preferred shares at the completion of an equity financing event. The SAFEs have a valuation cap of $40,000,000 and a discount rate of 80%.

In 2022 the Company issued SAFEs totaling $763,947. The SAFEs are automatically convertible into preferred shares at the completion of an equity financing event. The SAFEs have a valuation cap ranging from $40,000,000 to $50,000,000 and a discount rate of 80%.

In 2022 the Company issued SAFEs totaling $1,944,670. The SAFEs are automatically convertible into preferred shares at the completion of an equity financing event. The SAFEs have a valuation cap ranging from $50,000,000 to $55,000,000 and a discount rate of 80%.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

On December 6, 2023, the Company converted previously issued SAFEs totaling $2,126,556. The SAFEs were converted into Preferred shares with a price per share ranging from $0.2833 to $0.8983. The total Preferred shares issued in relation to the SAFE conversion totaled 2,991,129.

As of December 31, 2023, SAFEs outstanding totaled $1,193,617.

Keep It Simple Security (KISS) Notes

Prior to 2022, the Company issued KISS notes totaling $1,215,904. The KISS automatically converts into preferred shares after a $1,000,000 qualified financing event with a $17,000,000 valuation cap and a discount rate of 20%.

Conversion price of KISS notes shall equal:

(i)   the lower of (A) the product of (1) one (1) minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Next Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Equity Financing

(ii)   quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

(iii)   the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the conversion.

On December 6, 2023, the Company converted previously issued KISS notes totaling $1,115,904. The SAFEs were converted into Preferred shares with a price per share ranging from $0.2833 to $0.5989. The total Preferred shares issued in relation to the SAFE conversion totaled 3,833,662.

As of December 31, 2023, KISS notes outstanding totaled $100,000.

Warrants

In 2020 the Company issued 74,631 warrants with a purchase price of $0.14 per share. The warrants are vested monthly until November 2021. The warrants expire November 2, 2031, and automatically exercise at maturity if the fair market value of the shares are greater than the strike price. Upon the stock split executed on January 31, 2023, the number of warrants outstanding as of December 31, 2023, totals 299,999.

NOTE 8 – EQUITY-BASED COMPENSATION

The Company has adopted a 2017 Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 6,783,121 shares of common stock options to be granted. The Company granted a total of 3,571,950 options as of December 31, 2023, of which 3,421,209 remain issued and outstanding. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises from a pool of reversed shares.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Options	Weighted Average Exercise Price

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

Option outstanding, beginning of year	3,571,950	$	0.00
Granted	(0)	$	0.05
Exercised	(0)	$	0.00
Cancelled	(150,741)	$	0.00
Options outstanding, end of year	3,421,209	$	0.05

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	1,161,485	$	0.05
Granted	(0)	$	0.05
Vested	(403,287)	$	0.05
Forfeited	(150,741)	$	0.00
Total non-vested options outstanding, end of year	607,457	$	0.05
Options exercisable, end of year	3,421,209	$	0.05

The total calculated value of stock options granted as of December 31, 2023 was $78,714, of which $7,274, was included in stock option compensation expense for the year ended December 31, 2023. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $35,742 as of December 31, 2023.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 10 – INCOME TAXES

The Company is taxed as a C Corporation. The Company has filed its income tax return for the period ended December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has operated at a loss since inception. The Company has a net operating loss (NOL) totaling approximately $11,074,667 as of December 31, 2023. The NOL creates a deferred tax asset of approximately $2,325,680 as of December 31, 2022, with an assumed tax rate of 21%. A 100% allowance has been placed against this deferred tax asset until taxable income from operations can be realized.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

NOTE 11 – SUBSEQUENT EVENTS

Capital Raising

As of the date of management's evaluation, the Company has raised additional capital of approximately $568,398. The Company has issued Non-Voting Preferred Stock and SAFEs in exchange for such capital at agreed upon valuations (for the stock) and valuation caps for the SAFEs.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in SAFEs. The Company is attempting to raise a minimum amount of $50,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Aura Health Inc.
(a Delaware Corporation)

Audited Financial Statements
As of the year ended December 31, 2022

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Aura Health, Inc.

Table of Contents




Independent Auditor's Report

February 15, 2024
To: Management of Aura Health, Inc.
Attn: Steve Lee, CEO
Re: 2022 Financial Statement Audit – Aura Health, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Aura Health, Inc., which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Aura Health, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aura Health, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aura Health, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aura Health, Inc.'s internal control. Accordingly, no such opinion is expressed.


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aura Health, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 15, 2024



Aura Health, Inc.
BALANCE SHEETS
December 31, 2022
(Audited)

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	744,071
Accounts receivable		154,302
Prepaid expenses		534,374
Cost		82,510
Total Current Assets		1,515,257
Total Assets	$	1,515,257
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	86,784
Accrued expenses – content creators		125,676
Accrued expenses		50,965
Deferred revenue		2,802,462
Due to Arc Technologies		783,022
Due to Braavo Capital Fund LLC		811,426
Total Current Liabilities		4,660,336
Long-Term Liabilities		
Related party payable		6,468
Total Long-Term Liabilities		6,468
Total Liabilities		4,584,294
Stockholders' Equity		
Common Stock, $0.00001 par value; 15,000,000 authorized;		
8,999,996 issued and outstanding		32
Additional Paid in Capital, Common Stock		-
Preferred Stock, $0.00001 par value; 4,129,069, authorized;		
4,129,069 issued and outstanding		41
Additional Paid in Capital - Preferred Stock		2,699,957
Additional Paid in Capital - Stock based compensation		22,735
KISS Notes		1,215,904
SAFE Notes		1,250,038
Retained earnings/(Accumulated deficit)		(8,340,254)
Total Stockholders' Equity		(3,151,548)
Total Liabilities and Stockholders' Equity	$	1,515,257

The accompanying footnotes are an integral part of these financial statements.

Aura Health, Inc.
INCOME STATEMENTS
For the Year Ended December 31, 2022
(Audited)

	2022
Revenues	$ 6,925,838
Cost of Revenues	(2,352,887)
Gross Profit Margin	4,572,951
Operating Expenses	
Advertising and marketing	3,980,252
General and administrative	368,909
Salaries and wages	685,264
Rent	777
Professional services	861,698
Data and analytics	69,113
Stock based compensation	22,735
Total Operating Expenses	5,988,747
Other Income (Expense)	
Tax refunds and credits	59,122
Other expenses	(17,513)
Interest expense	(213,628)
Exchange gain or loss	(1,012)
Total Other income (expense)	(173,031)
Net Income (Loss)	$ (1,588,827)

The accompanying footnotes are an integral part of these financial statements.

Aura Health, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2022
(Audited)

	Common Stock Value ($0.00001 par)		Additional Paid in Capital - Common	Preferred Stock Value ($0.00001 par)		Additional Paid in Capital - Preferred	Additional Paid in Capital - SBC	KISS Notes	SAFE Notes	Retained Earnings	Total Stockholders' Equity
	Shares			Shares							
Balance as of December 31, 2021	8,999,996	$ 32	-	4,129,069	$ 41	$ 2,699,957	$ -	$ 1,215,904	$ 486,091	$ (6,751,427)	$ (2,349,402)
Issuance of SAFE Notes	-	-	-	-	-	-	-	-	763,947	-	763,947
Stock based compensation	-	-	-	-	-	-	22,735	-	-	-	22,735
Net loss	-	-	-	-	-	-	-	-	-	(1,588,827)	(1,588,827)
Balance as of December 31, 2022	8,999,996	$ 32	-	4,129,069	$ 41	$ 2,699,957	$ 22,735	$ 1,215,904	$ 1,250,038	$ (8,340,254)	$ (3,151,548)

The accompanying footnotes are an integral part of these financial statements.

Aura Health, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022
(Audited)

	2022
Cash Flows from Operating Activities	
Net Income (Loss)	$ (1,588,827)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	-
Stock based compensation	22,735
Changes in operating assets and liabilities:	
Accounts receivable	(102,886)
Prepaids	153,447
Accounts payable	64,267
Accrued expenses	(1,779)
Deferred revenue	(77,542)
Net cash provided by (used in) operating activities	(1,530,585)
Cash Flows from Investing Activities	
Machinery and Equipment	-
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Net borrowings from Braavo Capital Funding LLC	811,426
Net borrowings on Arc Technologies LOC	700,512
Repayments on Clearbanc LOC	(421,569)
Issuance of Safe Notes	763,947
Net cash used in financing activities	1,854,316
Net change in cash and cash equivalents	323,731
Cash and cash equivalents at beginning of period	420,340
Cash and cash equivalents at end of period	$ 744,071
Supplemental information	
Interest paid	$ 213,628
Income taxes paid	

The accompanying footnotes are an integral part of these financial statements.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Aura Health, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware initially as Wayfarer Mobile Technologies on December 18, 2015. The Company became Aura Health Inc. in January 2017. The Company is a direct-to-consumer mobile application for mindfulness-related content. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $8 million as of December 31, 2022. All of these factors are integral to the Company's ability to continue as a going concern.

Management is forecasting revenue growth during 2023 and 2024 and expects to raise additional capital to finance operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through March 6, 2025, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2022, the Company had no allowance for doubtful accounts placed against its accounts receivable.

Prepaid Assets

The Company capitalized payments for goods or services to be expenses over the course of their usefulness, typically 3 to 12 months. A majority of the Company's prepaid assets consist of merchant fees charged at the time of cash payment from Aura users pertaining to revenue streams that meet revenue recognition requirements for deferral over a performance period (e.g. annual subscriptions). The Company recognizes such merchant fees over the same time as the corresponding revenue transaction recognition. Prepaid assets are recognized as an expense via the Company's cost of goods sold account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment and no fixed assets for December 31, 2022.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over to a customer. The transaction price is easily identified in the purchase price and payment is generally received at the time of sale.

The Company generates revenues by selling in-game features of game currency and special digital items for customized game play. The Company's payments have multiple subscription models ranging from one month to a lifetime subscription (which is amortized over a life of 36 months). As of December 31, 2022, the Company has deferred revenue of $2,802,462.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – SALE OF FUTURE RECEIPTS

Beginning in August 2022 the Company entered into a revenue share agreement with Braavo Capital Fund I LLC, whereas the Company will apply for funds with a discount rate ranging from 9-10%. In 2022 the Company applied and was granted four advances for future receivables purchase price of $1,025,481 and a future repayment amount of $1,105,870.

The terms and repayments are as follows:

- Draw one - Forty percent (40%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between July 1, 2022 and June 30, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between March 1, 2018 and June 30, 2022 multiplied by fifty one dollars and sixty one cents ($51.61).
- Draw two - Twenty percent (20%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between September 1, 2022 and August 31, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between September 1, 2019 and August 31, 2022 multiplied by sixty dollars and two cents ($60.02).
- Draw three - Twenty percent (20%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between October 1, 2022 and September 30, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between October 1, 2019 and September 30, 2022 multiplied by sixty one dollars and thirty cents ($61.30).
- Draw four - Fifteen percent (15%) of "Annual Subscription Renewal Revenue", which shall be defined as the absolute number of subscription renewals occurring between November 1, 2022 and October 31, 2023 for subscribers with a subscription plan of 1-year duration and a cohort birth date between November 1, 2019 and October 31, 2022 multiplied by sixty one dollars and thirty cents ($61.30).

The Purchase Percentage of these draws are to be collected via direct debt ACH collection from the Company within three business days of the previous month's close. As of December 31, 2022 the total remaining repayment amount owed to Braavo Capital Fund I LLC was $811,426.

NOTE 4 – CASH FLOW AGREEMENT

In March 2022, the Company entered into a cash flow agreement with Arc Technologies, Inc whereas Arc Technologies provides financing to the Company through purchasing a defined portion

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

of the Company's future payments, proceeds and receipts. During the term of this Agreement, Arc agrees to purchase from the Company and the Company agrees to sell to Arc, mutually agreed upon fixed amounts of Cash Flows payable to the Company over the Payment Term. Repayment terms for each individual cash flow purchase holds and expected payment term of twelve months and have a purchase percentage that range from 2-5.65%.

In 2022 the Company has received a total of $2,150,000 of payments from Arc and has made repayments in the total of $1,597,295. The Company has accrued financing costs of $229,136 in relation to funds received.

As of December 31, 2022 the remaining principal and interest balance due to Arc is $783,022. This balance is to be repaid by no later than July 31, 2023.

NOTE 5 – NOTES PAYABLE

Related Party Notes

From time to time the Company receives advances from its founder. As of December 31, 2022, the balance of the advances from related parties was $6,468. These advances have no interest rate or specified maturity date.

NOTE 6 – EQUITY

Simple Agreements for Future Equity (SAFE) Notes

In 2021 the Company issued SAFEs totaling $486,091. The SAFEs are automatically convertible into preferred shares at the completion of an equity financing event. The SAFEs have a valuation cap of $40,000,000 and a discount rate of 80%.

In 2022 the Company issued SAFEs totaling $763,947 The SAFEs are automatically convertible into preferred shares at the completion of an equity financing event. The SAFEs have a valuation cap ranging from $40,000,000 to $50,000,000 and a discount rate of 80%.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

As of December 31, 2022 no SAFEs have been converted.

Keep It Simple Security (KISS) Notes

Prior to 2022, the Company issued a KISS notes totaling $1,065,904. The KISS automatically converts into preferred shares after a $1,000,000 qualified financing event with a $17,000,000 valuation cap and a discount rate of 20%.

Conversion price of KISS notes shall equal:

(i)   the lower of (A) the product of (1) one (1) minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Next Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Equity Financing

(ii)   quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

(iii)   the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the conversion.

Warrants

In 2020 the Company issued 74,631 warrants with a purchase price of $0.14 per share. The warrants are vested monthly until November 2021. The warrants expire November 2, 2031 and automatically exercise at maturity if the fair market value of the shares are greater than the strike price.

NOTE 7 – EQUITY-BASED COMPENSATION

The Company has adopted a 2017 Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 6,783,121 shares of common stock options to be granted. The Company granted a total of 3,571,950 options as of December 31, 2022, of which 3,571,950 remain issued and outstanding. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises from a pool of reversed shares.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	2,844,588	$ 0.00
Granted	727,362	$ 0.05
Exercised	(0)	$ 0.00
Expired	(0)	$ 0.00
Options outstanding, end of year	3,571,950	$ 0.05

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

	Total Options	Weighted Average Calculated Value
Nonvested options		
Total non-vested options outstanding, beginning of year	1,375,143	$ 0.05
Granted	727,362	$ 0.05
Vested	(941,020)	$ 0.05
Forfeited	(0)	$ 0.00
Total non-vested options outstanding, end of year	1,161,485	$ 0.05
Options exercisable, end of year	3,571,950	$ 0.05

The total calculated value of stock options granted as of December 31, 2022 was $78,714 and, of which $22,735, was included in stock option compensation expense for the year ended December 31, 2022 The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $43,015.53 as of December 31, 2022.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 9 – INCOME TAXES

The Company is taxed as a C Corporation. The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has operated at a loss since inception. The Company has a net operating loss (NOL) totaling approximately $7,905,684 as of December 31, 2022. The NOL creates a deferred tax asset of approximately $1,660,194 as of December 31, 2022, with an assumed tax rate of 21%. A 100% allowance has been placed against this deferred tax asset until taxable income from operations can be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

AURA HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 10 – SUBSEQUENT EVENTS

Capital Raising

As of the date of management's evaluation, the Company has raised additional capital of approximately $4,904,997. The Company has issued Non-Voting Preferred Stock and SAFEs in exchange for such capital at agreed upon valuations (for the stock) and valuation caps for the SAFEs.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in SAFEs. The Company is attempting to raise a minimum amount of $50,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through February 15, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Aura Health CF Investors SPV, LLC.

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of January 23, 2023 (Inception)

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Aura Health CF Investors SPV, LLC.

Table of Contents



Independent Auditor's Report

February 2, 2023
To: Management of Aura Health CF Investors SPV, LLC.
Attn: Jesse Randall, CEO
Re: Inception Financial Statement Audit – Aura Health CF Investors SPV, LLC.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Aura Health CF Investors SPV, LLC., which comprise the balance sheet as of the date of January 23, 2023 (Inception), and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Aura Health CF Investors SPV, LLC. as of the date of January 23, 2023 (Inception) for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aura Health CF Investors SPV, LLC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aura Health CF Investors SPV, LLC.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aura Health CF Investors SPV, LLC.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aura Health CF Investors SPV, LLC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
February 2, 2023

Aura Health CF Investors SPV, LLC.
BALANCE SHEET
As of January 23, 2023 (Inception)
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	**$**	**-**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Due to a related party	$	-
Total Current Liabilities		-
Total Liabilities		-
Members' equity (Deficit)		
Total Members' Equity		-
Total Liabilities and Members' Equity	**$**	**-**

The accompanying footnotes are an integral part of these financial statements.

AURA HEALTH CF INVESTORS SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 23, 2023 (INCEPTION)

NOTE 1 – NATURE OF OPERATIONS

Aura Health CF Investors SPV, LLC (the "Company") was formed on January 23, 2023 under the laws of the State of Delaware. The Company will undertake the limited purpose of acting as a crowdfunding vehicle of acquiring, holding, and disposing of securities issued by Aura Health, Inc. (the "Crowdfunding Issuer" in the upcoming crowdfunding campaign), which will also serve as the Manager of the Company (see Note 6). The Company is headquartered in San Francisco, California.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

AURA HEALTH CF INVESTORS SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 23, 2023 (INCEPTION)

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of January 23, 2023 (inception).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

AURA HEALTH CF INVESTORS SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 23, 2023 (INCEPTION)

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of January 23, 2023 (inception).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

The Company is a limited liability company formed on January 23, 2023. It will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Aura Health, Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company (see Note 6).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's operating agreement, no member of the company has the ability to withdraw any part of a membership contribution as a Member prior to dissolution and winding up of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – SUBSEQUENT EVENTS

Limited Liability Company Agreement

AURA HEALTH CF INVESTORS SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 23, 2023 (INCEPTION)

On January 23, 2023, the Company entered into a Limited Liability Company Agreement with Aura Health, Inc, wherein the Company will serve as a "crowdfunding vehicle" with the limited purpose of acquiring, holding, and disposing of securities issued by Aura Health, Inc. ("Crowdfunding Issuer") which will also serve as the Manager of the Company. The business, property, and affairs of the Company shall be managed by the Manager.

All expenses incurred by the Company for the formation, operation, or winding up shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

Management's Evaluation

Management has evaluated subsequent events through February 2, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT J
Video Transcript
(Attached)

Exhibit J- Video transcript:

Restore the World's Mental Wellness: Aura's Reg CF Round 2024

Announcing:
-**A quarter billion minutes** spent on Aura last year
-**Global expansion** in 6 languages
-**The next-generation Aura 3.0 -** community & AI
—
"When we were just kids, our parents got divorced, and we grew up with our single mother who suffered heavily from this traumatic process."
Daniel, Co-founder & Chief Product Officer
Forbes 30 Under 30

"The mental healthcare system is hard to access for most people, and self-care apps are one-size-fits-all" (the same)
Steve Lee, Co-founder & CEO
Forbes 30 Under 30
—
Meet Aura, the world's leading marketplace for mental wellness transforming the $5.6T industry.

History shows that marketplaces that aggregate new supply to provide superior services have become some of the world's largest companies today.

Announcing: the next-generation Aura 3.0

- World's most extensive wellness library, personalized via deep learning
- Next-generation community & social experiences
- Aura AI (coming soon)

Rapidly expanding as the leading mental wellness marketplace
Unparalleled engagement & retention vs competitors
Set for international expansion

Invest in the future of mental wellness.
Limited allocation available.
Aura Health Investment Round 2024
invest.aurahealth.io